PE
12-31-01

optimized

TRAMMELL CROW COMPANY

CONTENTS



2001 was a year in which we optimized Trammell Crow Company with a sharpened focus, integrated services and streamlined operations.

LETTER TO SHAREHOLDERS

Trammell Crow Company's overriding objective, or mission, is to be the best commercial real estate services company in the world. This objective is motivated by the belief that achieving it creates the highest likelihood that the company's three primary groups of constituents — its customers, its investors, and its employees — will be well served. Measured against this mission, 2001 was a year of mixed results. On the financial side, as a review of this report will show, the year was quite difficult. Operationally, much was accomplished to significantly better position the company for the future.

Financially, earnings, even before write-offs and one-time events, were down materially. These results were driven primarily by a deteriorating marketplace, an inefficient cost structure, and investments from our early days as a public company that simply didn't work.

Entering 2001, the company had built up a cost structure, in response to several years of accelerating market conditions, that was far too burdensome for the market that we experienced in 2001 and will likely experience in 2002. During this previous market acceleration, we purchased or made investments in operations where financial returns were predicated on a continued market run-up which did not materialize. On a more positive note, the company simultaneously pursued strategic investments in the outsourcing business, in growing our brokerage business, and in programmatic capital relationships for our development services business, all of which have met with considerable success and help form a very solid foundation for our future.

The very positive operational gains achieved in 2001 included a reorganization of our business to better address the market, significant reductions in our cost structure, and growth of our underlying base of business. As described in last year's annual report, starting early in 2001, our operations were reorganized to combine all management, brokerage, and project management activities into one operation — our Global Services business — and all development-related activities into a separate operation — our Development and Investment business. This new organization facilitates product focus/expertise, movement of service professionals to the areas of greatest customer demand, critical mass in our largest markets, and enhanced operational and financial visibility for those who follow and invest in us.

This reorganization was coupled with an aggressive cost cutting effort whereby we took actions to reduce the run rate of unreimbursed costs by approximately 14%. At the same time, we exited more than a dozen lines of business and/or local operations that we deemed to be unprofitable or non-strategic. This resulted in write-offs and one-time reorganization costs. While working through these organizational and cost structure issues, we were able to build our base of managed properties from 510.8 million square feet to 539.4 million square feet, a very positive result given market conditions.

Trammell Crow Company's overriding objective, or mission, is to be the best commercial real estate services company in the world. This objective is motivated by the belief that achieving it creates the highest likelihood that the company's three primary groups of constituents — its customers, its investors, and its employees — will be well served.



We entered 2002 with a much leaner cost structure, a much more focused operation, and a sound balance sheet. We are acutely aware of the fact that the industry in which we compete is cyclical, but this comes with opportunity as well as risk and we have better positioned ourselves to harvest the opportunity when it appears. Our Global Services focus in 2002 will be dominated by customer service and product quality/product development, particularly in the outsourcing arena. In our Development and Investment business we will continue our trend of greater sophistication and control in the capital markets area and we will focus on capital programs and pursuit of new business in thematic areas such as higher education, healthcare, and corporate build-to-suits.

Internationally, we will continue to focus almost exclusively on serving large domestic outsourcing customers with international needs and pursuing a small number of large outsourcing accounts headquartered outside the United States. Finally, we will be extremely focused in 2002 on shifting cost control from being a crisis response mechanism to being an ongoing part of our culture with appropriate focus on margins. Our managers who prove adept in this regard will be rewarded.

Going forward we will attempt to raise operational excellence to the level of an obsession, doing things better than we have ever done them and better than any of our competitors do them. We compete in an industry where no one has emerged as the clear leader. Trammell Crow Company is one of a small handful of companies that because of their people, customer base, franchise and scale have the opportunity to seize that throne. By focusing in the areas outlined above, we believe we can emerge as the absolute leader. In doing so we will optimize the outcome for our key constituents — customers, investors, and employees.

Robert E. Sulentic
PRESIDENT AND CEO


integrated
We have implemented a unified go-to-market strategy by replacing fragmented local efforts with an integrated customer-focused approach.



GLOBAL SERVICES GROUP

We continued to earn our customers' appreciation, even in the most trying of times. Despite economic concerns that delayed space decisions and transactions, we won notable new contracts and significant renewals.

We entered 2001 knowing it would be a year of change. Not only were we launching a reorganization that would impact all the ways we serve our customers, we were seeing the signs of an economic downturn.

The company's restructuring was strategic rather than economic. We brought all of our service professionals together for the first time in a single organization called Global Services. In so doing, we removed the dividing line that had long existed between those who serve corporate customers and those who serve institutional/ investor customers. And our service employees — more than 90 percent of our workforce — rallied around our single most important organizational principle: integration.

Our challenge was to reach beyond obvious efficiencies to create truly innovative service and sustainable competitive advantage. We adopted four strategic pillars as our foundation:

The first is to focus on growth in large markets. Although our company had expanded through the formation of numerous local offices, we have found that larger markets have become critical to service quality and company profitability. By expanding our presence in these areas we can improve service quality, align resources around client requirements and consistently attract top talent. Our goal is to grow each of our 14 largest trade areas to $100 million in revenue.

Second, we intend to focus on growth with large customers. We want to serve 100 $10 million customers. Our goal in this regard is to make our best customers a bigger part of our future by creating long-term partnerships that leverage our worldwide full-service delivery capabilities.

Third, we are reinventing our service delivery, making it better, more efficient and more technology-driven. Our Centralized Service Management Center in Woonsocket, RI, serves 25 clients in 20,000 locations and responds to more than 10,000 calls a week, resulting in enhanced service and improved client reporting and analysis. Through our relationship with SiteStuff, a web-based national procurement platform, we purchased more than $5 million of maintenance, repair and operational products in 2001, helped clients save 5 to 20 percent and simplified purchasing for our employees. These are just two of several service initiatives and alliances we are pursuing.

Finally, we have implemented a unified go-to-market strategy by replacing fragmented local efforts with an integrated, customer-focused approach. Our new model leverages our market presence *and* our full-service platform to create wins at the local level and build long-term relationships.

We continued to earn our customers' appreciation, even in the most trying of times. Despite economic concerns that delayed space decisions and transactions, we won notable new contracts and significant renewals. We also expanded contracts with several customers, which should produce an additional $30 million of revenue from these customers in 2002.

2001 was a year of initiating implementation rather than harvesting financial returns in each of our long-term strategic pillars. But we are pleased with our progress, our customers' response and the continued high morale of our employees.

Most importantly, the steps we've taken position us for the kind of success and competitive advantage that will benefit our customers, our company and our investors for years to come.

William F. Concannon
PRESIDENT, GLOBAL SERVICES

DEVELOPMENT AND INVESTMENT GROUP

Since Trammell Crow Company's founding in 1948, real estate development has played a prominent role in defining the company's identity and success. That said, along the way, development has generated its share of heartburn for the company as well, particularly in periods where the general business climate and real estate markets soften. Ordinarily this would have been the case this year as we entered 2001 with an industry-leading $4.9 billion of "in process" development, only to face increasing national economic uncertainty and a more challenging real estate environment. Fortunately, with our current development business model focused on risk mitigation while our profitability declined as a result of the downturn, we continued to earn very respectable margins in this business while minimizing the company's financial exposure to this part of our business.

The company-wide reorganization in 2001 enabled our development team to become focused on every aspect of our development and investment activities. For the first time, over 175 of our most seasoned, talented developers were free to pursue and execute development activities without competing priorities and responsibilities. This team of professionals, representing virtually every major market in the United States, focused 100 percent of its attention on sourcing and executing business on behalf of our institutional and corporate customers.

Risk mitigation remained central to this focus. Contrary to the traditional industry approach, we view real estate development as a high-margin service offering versus an "all or nothing" speculative development/investment pursuit. We continue to take explicit steps to quantify and limit our financial exposure by balancing the nature of our pursuits in terms of product type, geographic region and capital structure, thus further insulating our balance sheet from market ups and downs. Notably, the vast majority of the development work we do today is on behalf of third party investor owners and user owners, not for our own account.

We expanded our Capital Markets team in 2001 to focus on providing better service to both internal and external customers. In addition to interfacing daily with the financial community to match capital with specific opportunities, this team also has responsibility for oversight of a disciplined underwriting and approval process, as well as overall responsibility for Trammell Crow Company's investment in real estate.

We achieved excellent traction in expanding the number of development starts in our non-traditional "thematic" pursuits: corporate build-to-suits, higher education, healthcare and airport distribution facilities. These segments generally enjoy a lower risk, with more stable demand throughout real estate cycles. In every case, they require expertise and knowledge already resident within the company.

Finally, our "fastball" continues to be the link between our two businesses, Global Services and Development and Investment. Every facet of our development business relies heavily on our Global Services colleagues, from sourcing deals to leasing, managing and selling the buildings we build. Very simply put, we serve as the conduit between the capital community and our Global Services customers. The tenant or user owner benefits from a new home, capital benefits from a new building with high-quality tenants, and Trammell Crow Company benefits from both.

H. Pryor Blackwell
PRESIDENT, DEVELOPMENT AND INVESTMENT

Our "fastball" continues to be the link between our two businesses, Global Services and Development and Investment. Every facet of our development business relies heavily on our Global Services colleagues, from sourcing deals to leasing, managing and selling the buildings we build.





focused

The company-wide reorganization in 2001 enabled our development team to become focused on every aspect of our development and investment activities.



streamline

As we embarked on our restructuring,
we our organization
for more effectiveness.



LETTER FROM THE CHIEF FINANCIAL OFFICER

Our future financial focus will be on maintaining a strong balance sheet, being judicious with our cash and achieving the benefits of the cost cutting we accomplished in 2001.

2001 was a year of repositioning, from both strategic and financial perspectives. As we embarked on our restructuring in the first quarter, we intended to seize opportunities to cut costs within that context. What we didn't realize at the time was how quickly the market was turning against us, such that cost cutting would become a much more central theme as we moved through the year.

Tough actions were called for and we responded. We focused on reductions in unreimbursed headcount and the more controllable categories of general and administrative expenses. Through the year, we reduced our unreimbursed headcount almost 25 percent and achieved meaningful savings in other expense categories, dramatically streamlining our organization for more effectiveness. Going forward, we must make cost control more an ingrained discipline and less a crisis response. We will jealously guard the costs we have taken out of the system, being much more conscious of investments we make through unreimbursed headcount additions.

Part of our repositioning was accomplished by shedding operations that were unprofitable or non-strategic. Our significant year-end write-offs relate in large part to these operations. Other write-offs included our remaining investments in e-commerce companies. While we remain committed to the two e-commerce initiatives being pursued with our Octane partners — the SiteStuff procurement platform and a transaction management platform — our investments in e-commerce ventures have not been immune to that sector's erosion of investment values. Going forward, we will no longer treat e-commerce as a separate business segment but rather as an integral part of what we do from a service perspective.

The year produced disappointing transactional revenues as economic uncertainty prompted customer reluctance to make long-term real estate commitments. This reluctance impacted both brokerage and development revenues. As 2001 played out, we focused much of our cost-cutting scrutiny on fixed costs added to support record revenues from those activities in recent years.

Despite the onset of recession and consequent decline in transactional business, our total revenues for 2001 were down only 5 percent from 2000. This decline had a disproportionate impact on our profitability as lost profits associated with incremental brokerage and development revenues were not nearly offset by profits from increased facilities and property management revenues. Additions to our managed portfolio bode well for future transactional business, as it is from this base of customers and their property portfolios that many transactional revenues are derived.

Our future financial focus will be on maintaining a strong balance sheet, being judicious with our cash and achieving the benefits of the cost cutting we accomplished in 2001. We entered 2002 with a cost structure that is much more appropriate for today's environment. We continue to grow our base property and facilities management businesses, which will increase our management revenues, and should further insulate us from the industry's cyclical swings and lead to additional transactional revenues as the economy rebounds.

We believe we have optimized Trammell Crow Company with a sharpened focus, integrated services and streamlined operations. Even without an economic upturn, we look forward to improved financial performance for 2002 and beyond.

Derek R. McClain
CHIEF FINANCIAL OFFICER

continued

Our continued focus on operational excellence supports our mission to be the best commercial real estate services company in the world.

The selected financial data set forth below have been derived from the consolidated financial statements of Trammell Crow Company (the "Company"). The consolidated financial statements of the Company as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, whose report thereon appears elsewhere herein.

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and notes thereto contained elsewhere in this report.

Years Ended December 31 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	1997	1998	1999	2000	2001
STATEMENT OF OPERATIONS DATA:					
REVENUES:					
Global Services:					
Corporate:					
Facilities management	$ 50,112	$ 71,635	$ 99,008	$ 139,435	**$ 186,391**
Corporate advisory services	35,681	69,878	104,058	142,850	**114,641**
Project management services	7,324	13,631	27,492	49,223	**51,987**
	93,117	155,144	230,558	331,508	**353,019**
Institutional:					
Property management	91,936	127,952	155,425	164,521	**173,558**
Brokerage	70,012	105,421	141,356	150,001	**119,472**
Construction management	22,185	25,795	24,860	22,672	**13,082**
	184,133	259,168	321,641	337,194	**306,112**
Income from investments in unconsolidated subsidiaries	—	—	—	1,147	**951**
Other	3,504	2,939	886	555	**674**
	280,754	417,251	553,085	670,404	**660,756**
Development and Investment:					
Development and construction fees	19,830	49,420	76,376	92,360	**77,482**
Income from investments in unconsolidated subsidiaries	512	18,438	23,338	5,918	**7,386**
Gain on disposition of real estate	10,241	31,658	33,246	41,804	**23,902**
Other	2,302	756	1,398	1,183	**922**
	32,885	100,272	134,358	141,265	**109,692**
	313,639	517,523	687,443	811,669	**770,448**
COSTS AND EXPENSES:					
Salaries, wages and benefits	161,425	269,780	356,849	434,379	**473,440**
Non-recurring compensation costs	33,085	—	—	—	**—**
Commissions	39,121	67,508	97,838	119,702	**94,655**
General and administrative	55,884	78,344	97,530	112,184	**117,696**
Profit sharing	23,514	—	—	—	**—**
Depreciation and amortization	4,228	10,409	17,543	24,122	**27,830**
Interest	5,515	10,277	9,507	16,947	**15,057**
Royalty and consulting fees	6,212	—	—	—	**—**
Minority interest	2,042	5,080	18,579	4,853	**(1,898)**
Writedowns due to impairment of goodwill, intangibles and investments	—	—	—	40,347	**34,044**
Change in fair value of interest rate swap agreement	—	—	—	—	**4,809**
Restructuring charges	—	—	—	—	**10,952**
	331,026	441,398	597,846	752,534	**776,585**
Income (loss) before income taxes	(17,387)	76,125	89,597	59,135	**(6,137)**
Income tax expense (benefit)	(3,367)	29,674	35,154	23,681	**(926)**
Net income (loss)	$ (14,020)	$ 46,451	$ 54,443	$ 35,454	**$ (5,211)**

Years Ended December 31 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	1997	1998	1999	2000	2001
Earnings (loss) per share[1]:					
Basic	$ (0.42)	$ 1.36	$ 1.56	$ 1.02	**$ (0.15)**
Diluted	$ (0.42)	$ 1.28	$ 1.50	$ 0.98	**$ (0.15)**
Weighted average common shares outstanding[1]:					
Basic	33,583,467	34,059,155	34,991,707	34,851,738	**35,356,710**
Diluted	33,583,467	36,216,352	36,411,063	36,147,744	**35,356,710**
OTHER DATA:					
Net income, as adjusted[2]	$ (14,020)	$ 46,451	$ 54,443	$ 59,645	**$ 23,227**
Diluted earnings per share, as adjusted[1][2]	$ (0.42)	$ 1.28	$ 1.50	$ 1.65	**$ 0.64**
EBITDA, as adjusted[3]	$ 59,522	$ 96,811	$116,647	$140,551	**$ 84,209**
Net cash provided by (used in) operating activities	(4,978)	7,677	(1,675)	41,001	**32,187**
Net cash used in investing activities	(26,619)	(94,289)	(20,144)	(46,096)	**(11,745)**
Net cash provided by (used in) financing activities	69,839	77,811	(18,599)	13,204	**(38,020)**
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 96,747	$ 87,946	$ 47,528	$ 55,637	**$ 38,059**
Total assets	326,236	468,515	638,010	726,434	**699,145**
Long-term debt	2,430	85,995	64,084	88,242	**62,013**
Notes payable on real estate held for sale	76,623	56,344	134,827	148,098	**158,226**
Total liabilities	169,305	262,536	352,205	394,474	**383,063**
Minority interest	19,859	13,967	34,153	41,001	**29,959**
Stockholders' equity	137,072	192,012	251,652	290,959	**286,123**

(1) The weighted average shares outstanding used to calculate basic and diluted earnings per share for 1997 include the shares issued in the initial public offering and in a reincorporation transaction as if they were outstanding for the entire period. The weighted average shares outstanding used to calculate diluted earnings per share, as adjusted, for 2000 and 2001 are 36,147,744 and 36,402,335, respectively.

(2) Diluted earnings per share, as adjusted, and net income, as adjusted, for 2000 and 2001 exclude the 2000 and 2001 writedowns due to impairment of goodwill, intangibles and investments, net of related minority interest, and the 2001 restructuring charges and change in fair value of the Company's interest rate swap agreement, offset by the benefit to interest expense. Management believes that diluted earnings per share, as adjusted, and net income, as adjusted, can be meaningful measures of the Company's operating performance.

(3) EBITDA, as adjusted, represents earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees, profit sharing, the 1997 non-cash, non-recurring charge to income related to the stock options granted under the Company's 1997 Stock Option Plan assumed by the Company in connection with the reincorporation transaction (the "Assumed Option Plan"), the 1997 non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan, the 2000 and 2001 writedowns due to impairment of goodwill, intangibles and investments, net of related minority interest, and the 2001 restructuring charges and change in fair value of the Company's interest rate swap agreement. Management believes that EBITDA, as adjusted, can be a meaningful measure of the Company's operating performance, cash generation and ability to service debt. However, EBITDA, as adjusted, should not be considered as an alternative to: (i) net earnings (determined in accordance with accounting principles generally accepted in the United States ["GAAP"]); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity. The Company's calculation of EBITDA, as adjusted, may differ from similarly titled items reported by other companies.

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and the other information included elsewhere in this report. The Company reorganized its business effective January 1, 2001 and as a result, its reportable segments changed. The following discussion presents prior year information reclassified to conform to the segments as reported for the year ended December 31, 2001.

OVERVIEW

The Company's Global Services revenue streams consist primarily of recurring payments made pursuant to service contracts and variable transaction-oriented payments. The Company typically receives base monthly fees from clients for services provided under its facilities management and property management contracts, and the majority of such fees are recurring in nature. The fees received by the Company for the provision of transaction services (corporate advisory services and brokerage) are typically paid in connection with the consummation of a transaction such as the purchase or sale of commercial property or the execution of a lease. The Company also earns fees from project and construction management that are typically determined by the size and cost of the project. The arrangement may be part of a management service contract or on an individual project basis.

The Company's Development and Investment revenue streams consist primarily of non-recurring payments related to individual real estate development projects. Revenues from the Company's development activities consist of development and construction fees that are typically based upon a negotiated percentage of a project's cost and incentive development fees for completing a development project under budget, within certain critical time deadlines and/or for achieving specified leasing targets. Revenues from the Company's investment activities primarily consist of gain on disposition of real estate and income from unconsolidated subsidiaries that hold real estate assets. The Company has limited control over the timing of the disposition of these investments and the recognition of any related gain or loss. Because the disposition of a single significant investment can impact the Company's financial performance in any period, these investment activities create fluctuations in the Company's revenues. Because the Company's investment strategy typically entails making relatively modest investments alongside its corporate and institutional clients, its ability to conduct these activities depends in part on the supply of investment capital for commercial real estate and related assets.

During 2001, the Company's business was adversely impacted by the deterioration of the economy as a whole. The downturn in the economy has negatively impacted the timing and the amount of revenues and profits generated from several of the Company's services, including project leasing, investment sales, tenant representation, project management and development and investment activities. The Company believes that this deterioration in the economy will continue to impact its business in 2002, but that actions taken in 2001 to reduce non-reimbursed operating expenses should somewhat mitigate this impact.

The Company's expenses typically consist of salaries, wages and benefits, commissions, general and administrative expenses, depreciation and amortization expense, interest and minority interest. Salaries, wages and benefits and commissions constitute a majority of the Company's total costs and expenses.

Over the last three years, an average of 46.4% of the Company's income before income taxes (adjusted to add back non-recurring charges in 2001 and 2000 relating to writedowns due to impairment of goodwill, intangibles and investments, net of related minority interest, and in 2001, restructuring charges and the change in fair value of the Company's interest rate swap agreement, net of interest expense offset) has been generated in the fourth quarter, due primarily to a calendar year-end focus by the commercial real estate industry on the completion of transactions. In addition, certain of the Company's property management and outsourcing contracts provide for bonus payments if the Company achieves certain performance targets. Such incentive payments are generally earned in the fourth quarter. In contrast, the Company's non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant on a quarterly basis. See *Quarterly Results of Operations and Seasonality.*

The Company intends to continue to pursue its growth strategy by seeking new clients, expanding existing client relationships, expanding the breadth of its service offerings, making selective co-investments with its clients and pursuing selective strategic acquisitions. The Company intends to use borrowings under its $150 million revolving line of credit and internally generated funds to finance its growth. See *Liquidity and Capital Resources.*

CRITICAL ACCOUNTING POLICIES

On December 12, 2001, the Securities and Exchange Commission issued FR-60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies*, which encourages additional disclosure with respect to the Company's critical accounting policies, the judgments and uncertainties that affect the Company's application of those policies, and the likelihood that materially different amounts would be reported under different conditions and using different assumptions.

Management of the Company is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with

GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Certain of the Company's accounting policies and estimates have a more significant impact on its financial statements than others, due to the magnitude of the underlying financial statement elements.

CONSOLIDATION

The Company's determination of the appropriate accounting method with respect to its investments in subsidiaries is based on the amount of control the Company has, combined with its ownership level, in the underlying entity. The Company's consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other subsidiaries over which the Company has control. The Company's investments in subsidiaries in which it has the ability to exercise significant influence over operating and financial policies, but does not control (including subsidiaries where the Company has less than 20% ownership), are accounted for on the equity method. All other investments of the Company are accounted for on the cost method.

Accounting for an investment as either consolidated or by the equity method would have no impact on the Company's net income (loss) or stockholders' equity in any accounting period, but would impact individual income statement and balance sheet items, as consolidation would effectively "gross up" the Company's income statement and balance sheet. However, if control aspects of an investment accounted for by the cost method were different, it could result in the Company being required to account for an investment by consolidation or the equity method. Under the cost method, the investor only records its share of the underlying entity's earnings to the extent that it receives dividends from the investee; when the dividends received exceed the investee's earnings subsequent to the date of the investor's investment, the investor records a reduction in the basis of its investment. Under the cost method, the investor does not record its share of losses of the investee. Conversely, under either consolidation or equity method accounting, the investor effectively records its share of the underlying entity's net income or loss, to the extent of its investment or its guarantees of the underlying entity's debt. At December 31, 2001, $5.2 million of the Company's total investment in unconsolidated subsidiaries of $55.1 million relates to investments that are accounted for using the cost method. Accounting for an investment under either the equity or cost method has no impact on evaluation of impairment of the underlying investment; under either method, impairment losses are recognized upon evidence of permanent losses of value.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, which has four basic criteria that must be met before revenue is recognized:

- Existence of persuasive evidence that an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed and determinable; and
- Collectibility is reasonably assured.

The Company's various revenue recognition policies are consistent with these criteria. The revenues of the Company's business that are subject to the most judgment are its brokerage commission revenues and incentive-based management and development fees.

The Company's brokerage commission revenues are comprised of commissions earned for investment sales, project leasing and tenant representation transactions. Revenues from investment sales transactions are recognized upon the closing of a sale and are generally paid to the Company out of the sale proceeds; therefore, there is no estimation or judgment involved in the recognition of these revenues. Project leasing and tenant representation commissions are generally recorded half upon execution of a lease contract, and the remainder upon tenant occupancy. If there are any contingencies with respect to any portion of the commission, that portion of the commission is not recognized until the contingency is resolved. The unique nature and complexities of each brokerage transaction require the Company to use varying levels of judgment in determining timing of revenue recognition. The actual timing of revenue recognition could vary if different judgments were made.

The Company earns incentive development and management fees from its development, property management and outsourcing services. These fees are recognized when quantitative criteria have been met (such as specified leasing or budget targets, customer service levels, or achieved levels of operating expense savings) or, for those incentive fees based on qualitative criteria, upon approval of the fee by the customers. Certain of these fees may require estimates and judgment by the Company and, as such, actual revenue may differ from the Company's estimates.

CARRYING VALUE OF REAL ESTATE HELD FOR SALE, GOODWILL AND INTANGIBLE ASSETS

Prior to January 1, 2002, the Company's real estate held for sale, goodwill and intangible assets were accounted for in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of*

Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement required the Company to evaluate the carrying value of its goodwill and intangible assets when indicators of impairment were present. Impairment losses were recorded when estimates of undiscounted future cash flows were less than the value of the underlying asset. This statement also required real estate held for sale to be recorded at the lower of cost or net realizable value, based on discounted future cash flows or other measures of fair value. The determination of future cash flows or fair value was based upon assumptions and estimates of forecasted financial information that may differ from actual results. If different assumptions and estimates were used, carrying values could be adversely impacted, resulting in writedowns that would adversely affect the Company's earnings. In addition, the Company amortized its goodwill balances on a straight-line basis over periods of 20 to 30 years. The evaluation of the useful life of goodwill required judgment by the Company, and had the Company chosen a shorter time period over which to amortize goodwill, amortization expense would have increased, adversely impacting the Company's operations. As of December 31, 2001, real estate held for sale, goodwill, and intangible assets were $234.9 million, $74.2 million and $17.5 million respectively.

Effective January 1, 2002, the Company adopted Statements of Financial Accounting Standards No. 141, *Business Combinations*, No. 142, *Goodwill and Other Intangible Assets* and No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. These statements will continue to require the Company to evaluate the carrying value of its real estate held for sale, goodwill and intangible assets based on assumptions and estimates of fair value and future cash flow information. These assumptions and estimates developed by the Company may differ from actual results. If different assumptions and estimates were used, carrying values could be adversely impacted, resulting in writedowns that would adversely affect the Company's earnings. With respect to goodwill balances, the Company is required to determine its reporting units, which become the basis of its annual impairment tests; the Company has identified its reporting units to mirror two of its segments, Global Services and Development and Investment, as each segment's underlying business units have similar long-term economic characteristics and service deliveries. If the Company defined its reporting units differently, the results of its annual impairment tests could be impacted. The Company will perform the first of the required impairment tests of goodwill in 2002, and has not yet determined the effect of these tests on its earnings and financial position. In addition, under these statements, goodwill would no longer be amortized, which will benefit 2002 net income by approximately $2.2 million ($0.06 per share).

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles represent 13.1% and 32.0% of the Company's total assets and total stockholders' equity, respectively, at December 31, 2001. The goodwill reflects the excess of the purchase price over the fair value of the net assets of real estate service companies acquired by the Company, primarily in 1997, 1998 and 1999. See *Notes to Consolidated Financial Statements, Note 13*. The other intangibles represent management contracts and employment/non-compete agreements for certain employees entered into in connection with these acquisitions and in connection with other employment/non-compete arrangements.

Because the Company's acquisitions have been of real estate service companies, no significant tangible assets have been acquired. Management has considered several factors to determine the expected benefit period for the goodwill recorded in connection with such acquisitions: (i) the longevity of the Company's business; (ii) the length of time the acquired companies had been in operation; (iii) the cash flows expected to be directly generated from the acquired companies; and (iv) the additional cash flows expected to be generated by the Company's existing businesses as a result of the enhanced service offerings and expertise in different business or geographic areas obtained through these acquisitions. The Company has considered the average life of its property management contracts to determine the period over which to amortize the intangibles related to acquired property management contracts. The Company amortizes intangibles resulting from employment/non-compete agreements over the terms in which each contract is in effect.

Where financial information of the acquired company can be segregated, management has compared the results of operations of the acquired company to the expected results at the time of acquisition to assess the recoverability of goodwill and the related intangibles. Where the acquired companies have been fully integrated into existing operations, management has evaluated the growth in operations, and expected future growth in operations, of the Company as a whole (or the lowest operating unit of the Company into which the acquired company has been integrated), as well as the impact of the acquisition on the Company's ability to win new business.

In December 2001, the Company recorded total writedowns due to impairment of goodwill and intangibles of $28.5 million, offset by $2.3 million of related minority interest. Of these writedowns, $20.5 million is due to impairment of goodwill and related intangibles recorded in connection with the Company's acquisition of portions of the businesses of Faison & Associates and Faison Enterprises, Inc. (the "Faison Acquisition"). The impairment resulted from 2001 operating losses and declining forecasts for future operations in the retail center development and mall management portions of these businesses (primarily due to continuing consolidation of regional mall ownership into REITs, which tend to self-manage their properties), in addition to the losses of several large management agreements in 2001, which left the Company with no significant business in certain geographic areas. The amount of the writedown represents 100% of the unamortized goodwill attributable to the retail center development and mall management businesses and the business units affected by management agreement losses. As of December 31, 2001, the remaining unamortized balance of goodwill and related intangibles from the Faison Acquisition was $12.7 million; there have been no indicators of impairment in the business units to which this remaining balance is attributable. Effective March 1, 2002, the Company sold the retail center development and mall management businesses to an affiliate of Faison Enterprises, Inc. (the "Faison Sale"); the Company retained the net working capital in these businesses and carried interests in certain development projects, but otherwise received nominal consideration upon completion of the transaction. In addition to the deteriorating operating results, the Faison Sale was motivated by changes in the Company's overall retail strategy. The Company has taken steps to downsize and eliminate various retail operations that did not achieve anticipated profit levels and integrate its retail professionals into its local services businesses where retail customers can benefit from the integration of strong networks of product lines, such as brokerage, management, development and outsourcing, with its retail operations.

Also included in the Company's total 2001 writedowns is a writedown of $4.8 million, offset by $2.3 million of related minority interest, due to impairment of goodwill recorded in connection with the Company's 2000 expansion of its joint venture with Savills plc ("Savills") into the Asia-Pacific region ("Trammell Crow Savills Asia-Pacific"). The impairment resulted from 2001 operating losses and business strategy changes that impact the Company's growth strategy in Asia-Pacific markets. The Company intends to allocate existing or additional resources to Asia-Pacific markets as its U.S. customers require services in these markets but does not intend to aggressively pursue new customers in these markets.

The remaining $3.2 million of writedowns in 2001 is primarily due to impairment of an intangible related to a management contract that the Company intends to terminate, effectively eliminating the future cash flows of the underlying management contract.

In October 2001, the Boston-based investment sales brokerage team that was part of the Company's 1998 acquisition of Fallon Hines & O'Connor, Inc. (the "Fallon Hines Acquisition") left the Company to join another firm. In November 2001, the Company hired new brokers to join its Boston brokerage teams to replace those who had left. The Company performed an analysis of undiscounted future cash flows of its Boston brokerage operations to determine if there was any goodwill impairment as a result of those personnel changes, and determined that no such impairment occurred. At December 31, 2001, the unamortized balance of goodwill resulting from the Fallon Hines Acquisition was $30.2 million.

In December 2000, the Company recorded a $25.3 million writedown due to impairment of goodwill and related intangibles recorded in connection with the Company's 1997 acquisition of the business of Doppelt & Company (the "Doppelt Acquisition"), representing the remaining unamortized balance of goodwill and intangibles recorded in connection with the acquisition. The impairment was triggered by: (i) the loss in the fourth quarter of 2000 of key management and revenue producing personnel hired from the acquired company; (ii) the loss of key national customers related to the acquired company and resignation from unprofitable accounts; and (iii) the identification in the fourth quarter of 2000 of increasing losses, as well as a net loss for the fourth quarter of 2000, for the acquired business instead of a net profit for the fourth quarter of 2000 as was expected at the end of the third quarter of 2000. In evaluating the extent of the impairment related to the Doppelt Acquisition, the Company considered the following factors: (i) a reduction of revenue from the largest individual customer of the acquired company and an announcement by the customer that they would be further reducing the services required by the Company, (ii) the 2001 business plan related to the acquired company did not include any additional revenues from the acquired company clients and (iii) the Company's determination that there was no positive cash flow or earnings associated with the acquired company and the Company's reluctance to commit additional resources to the acquired business. Revenues and income (loss) before income taxes and writedowns, respectively, related to the acquired business were $7.2 million and $(5.8) million in 2000, $10.9 million and $0.2 million in 1999 and $9.8 million and $0.2 million in 1998.

IMPAIRMENT OF E-COMMERCE INVESTMENTS

In 1999, 2000 and 2001, the Company made various investments in e-commerce related companies. In December 2001 and December 2000, the Company recorded writedowns of $5.5 million and $15.0 million, respectively, to reflect impairment in the value of certain of these e-commerce investments. The impairment was triggered by: (i) the status at the time of the writedowns of the e-commerce industry (many technology companies had ceased operations, the availability of capital for e-commerce and Internet companies had been dramatically reduced, and the Dow Jones Internet Index was down) and (ii) the financial status of the companies in which the Company has invested. In evaluating the extent of the impairment related to its e-commerce investments, the Company considered the following factors: (i) 2001 and 2000 financial results of the investees versus their original business plans, (ii) the value of the investee companies based on solicitations for additional financing recently made at the time of the impairment review, (iii) the investees' revised business plans and (iv) the investees' need for and limited availability of future funding. The Company views e-commerce initiatives as integral parts of its services platform and will continue to pursue e-commerce initiatives that are capable of integration with its services platform, and only those which it believes will benefit or directly advantage its services business.

INTEREST RATE SWAP AGREEMENT

As required under the Company's $150.0 million line of credit, the Company has entered into an interest rate swap agreement to manage market risks related to changes in interest rates. This swap establishes a fixed interest pay rate on a portion of the company's variable rate debt. Upon adoption of Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), on January 1, 2001, the Company is required to record the interest rate swap agreement at fair market value, and recognize changes in fair value in current period earnings, unless the interest rate swap agreement is effectively designated as a hedge. Prior to November 1, 2001, the interest rate swap agreement was not effectively designated as a hedge (while it was entered into for hedging purposes); this resulted in $4.8 million being recognized as expense related to the interest rate swap agreement for the period from January 1, 2001 through October 31, 2001, due to a change in fair value of the interest rate swap agreement.

As of November 1, 2001, the Company effectively elected hedge accounting treatment as defined by FAS 133 for its interest rate swap agreement. Provided that a specified range of effectiveness is maintained, the effective portion of future changes in fair value of the interest rate swap agreement will be reported as a separate component of other comprehensive income. Any remaining changes in fair value of the interest rate swap agreement will be recognized in current period earnings. Future payments under the interest rate swap agreement will be charged to the liability recorded prior to the hedge designation, therefore benefiting net income in future periods. The Company recorded $0.6 million of payments against its liability in 2001 that would have been recorded to interest expense in 2001, had the interest rate swap agreement not been designated as a hedge. The liability balance related to the interest rate swap agreement was $4.0 million at December 31, 2001.

RESTRUCTURING CHARGES

During the first quarter of 2001, the Company announced an internal reorganization of its business designed to consolidate all of the property and facilities management, brokerage and corporate advisory, and construction and project management services delivered to both corporate and institutional customers under a single leadership structure. As part of the reorganization, the Company advised approximately 300 employees across all functions and levels that their jobs were being eliminated as part of a cost-cutting effort focusing on inefficiencies and redundancies. During the year ended December 31, 2001, the Company incurred restructuring charges of $3.7 million related to these terminations, consisting primarily of involuntary employee termination benefits including severance and outplacement benefits. At December 31, 2001, approximately 250 employees had been terminated and the accrual balance was $1.1 million. These terminations are expected to be complete by the end of the first quarter of 2002.

In July 2001, the Company also formalized and communicated its previously announced internal reorganization designed to centralize and improve the efficiency of its accounting operations. The plan calls for the consolidation of client accounting operations into three regional centers in Dallas, Texas; Memphis, Tennessee; and Seattle, Washington; and the consolidation of the Company's internal accounting in Dallas, Texas. The accounting restructuring plan contemplates the termination of approximately 200 accounting personnel at 18 locations throughout the United States, with termination dates ranging from July 2001 through April 2002. Subsequent to the original communication of the plan, approximately 80 of these employees resigned or were placed into open positions or onto new customer accounts and therefore became ineligible for severance. During the year ended December 31, 2001, the Company recognized $1.5 million of restructuring charges, consisting of involuntary termination benefits including severance and outplacement benefits related to these terminations. At December 31, 2001, approximately 80 terminations had been completed, and the accrual balance was $0.7 million. Management expects this plan to provide a net reduction in headcount of approximately 70 employees, as eliminated positions are replaced by new hires in Dallas, Memphis and Seattle. The plan is anticipated to be complete by the end of the second quarter of 2002.

The reduction in employee headcount referenced above contributed to a significant overall reduction in unreimbursed headcount achieved in 2001. Other measures contributing to the decline were (i) attrition, combined with restrictions on new hires and (ii) transfers of employees to openings that existed in reimbursed roles. Total unreimbursed headcount declined more than

20% from over 3,600 unreimbursed employees at December 31, 2000, to less than 2,900 full-time unreimbursed employees at December 31, 2001.

As part of its restructuring plans, primarily during the fourth quarter of 2001, the Company closed several offices and identified offices with excess space that it intends to sublease to third parties. The Company recorded restructuring charges of $5.8 million related to these activities, primarily comprised of future rent charges and costs to sublease (offset by estimated future sublease income) and miscellaneous furniture and equipment writeoffs. At December 31, 2001, the accrual balance for these charges is $5.0 million. This accrual will be relieved over the remaining lease terms of the underlying leases, ranging from nine months to ten years.

RESULTS OF OPERATIONS

The following table sets forth items from the Company's Consolidated Statements of Operations for each of the three years in the period ended December 31, 2001, as a percent of total revenue for the periods indicated.

Years Ended December 31	1999	2000	2001
REVENUES:			
Global Services:			
Corporate:			
Facilities management	14.4%	17.1%	24.2%
Corporate advisory services	15.1%	17.6%	14.9%
Project management services	4.0%	6.1%	6.7%
	33.5%	40.8%	45.8%
Institutional:			
Property management	22.6%	20.2%	22.5%
Brokerage	20.6%	18.5%	15.5%
Construction management	3.6%	2.8%	1.7%
	46.8%	41.5%	39.7%
Income from investments in unconsolidated subsidiaries	0.0%	0.2%	0.2%
Other	0.2%	0.1%	0.1%
	80.5%	82.6%	85.8%
Development and Investment:			
Development and construction fees	11.1%	11.5%	10.0%
Income from investments in unconsolidated subsidiaries	3.4%	0.7%	1.0%
Gain on disposition of real estate	4.8%	5.1%	3.1%
Other	0.2%	0.1%	0.1%
	19.5%	17.4%	14.2%
	100.0%	100.0%	100.0%
COSTS AND EXPENSES:			
Salaries, wages and benefits	51.9%	53.5%	61.4%
Commissions	14.2%	14.7%	12.3%
General and administrative	14.2%	13.8%	15.3%
Depreciation and amortization	2.5%	3.0%	3.6%
Interest	1.4%	2.1%	2.0%
Minority interest	2.7%	0.6%	(0.2)%
Writedowns due to impairment of goodwill, intangibles and investments	0.0%	5.0%	4.4%
Change in fair value of interest rate swap agreement	0.0%	0.0%	0.6%
Restructuring charges	0.0%	0.0%	1.4%
	86.9%	92.7%	100.8%
Income (loss) before income taxes	13.1%	7.3%	(0.8)%
Income tax expense (benefit)	5.1%	2.9%	(0.1)%
Net income (loss)	8.0%	4.4%	(0.7)%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues. The Company's total revenues decreased $41.3 million, or 5.1%, to $770.4 million in 2001 from $811.7 million in 2000.

GLOBAL SERVICES REVENUE

Corporate Revenues

Facilities management revenue, which represented 24.2% of the Company's total revenue in 2001, increased $47.0 million, or 33.7%, to $186.4 million in 2001 from $139.4 million in 2000. The revenue growth resulted from (i) the addition of several new customers, (ii) the expansion of services provided to existing customers, and (iii) the operations of the Company's joint venture with Savills in Europe, Asia-Pacific and Australia ("Trammell Crow Savills"). A significant portion of the overall increase in facilities management revenue from these factors consists of reimbursement of salaries, wages and benefits.

Corporate advisory services revenue, which represented 14.9% of the Company's total revenue in 2001, decreased $28.3 million, or 19.8%, to $114.6 million in 2001 from $142.9 million in 2000. The decrease is due to a reduction in transaction volume and value as a result of increasing reluctance on the part of customers and others to make new real estate commitments due to the downturn in the economy, which has resulted in decreased demand for commercial space. In addition, the average number of brokers employed during 2001 has decreased slightly, as compared to 2000.

Revenues from project management services totaled $52.0 million in 2001 and represented 6.7% of the Company's total revenue in 2001. These revenues increased $2.8 million, or 5.7%, from $49.2 million in 2000. The revenue growth was primarily due to the addition of several new customers and the expansion of services provided to existing customers. The growth was adversely impacted by the deterioration of the economy and the resulting reduction in corporate customers' project spending and decreased project management services activity levels in Trammell Crow Savills Asia-Pacific.

Institutional Revenues

Property management revenue, which represented 22.5% of the Company's total revenue in 2001, increased $9.1 million, or 5.5%, to $173.6 million in 2001 from $164.5 million in 2000. The increase was primarily due to an overall increase in reimbursement of salaries, wages and benefits. The increase in reimbursements was primarily due to a 7% increase from 2000 to 2001 in the average number of square feet of office space managed, which generates higher reimbursement revenues than other product types. Fees earned for property management services in 2001 were relatively consistent with 2000.

Brokerage revenue, which represented 15.5% of the Company's total revenue in 2001, decreased $30.5 million, or 20.3%, to $119.5 million in 2001 from $150.0 million in 2000. The decrease is due to a reduction in transaction volume and value as a result of increasing reluctance on the part of customers and others to make new real estate commitments due to the downturn in the economy, which has resulted in decreased demand for commercial space. In addition, the average number of brokers employed during 2001 has decreased slightly, as compared to 2000.

Construction management revenues totaled $13.1 million in 2001 and represented 1.7% of the Company's total revenue in 2001. These revenues decreased $9.6 million, or 42.3%, from $22.7 million in 2000. Construction management revenues are generated from services including space planning and tenant finish coordination for institutional customers in conjunction with property management and leasing assignments, and are directly related to the customer's real estate demands. The decrease is primarily a result of a reduction in transaction volume due to an increasing reluctance on the part of customers and others to make new real estate commitments due to the downturn in the economy.

DEVELOPMENT AND INVESTMENT REVENUE

Revenues from development and construction fees totaled $77.5 million in 2001 and represented 10.0% of the Company's total revenue in 2001. These revenues decreased $14.9 million, or 16.1%, from $92.4 million in 2000. The decrease is primarily due to a decrease of $17.7 million in development fees and incentive development fees as a result of a reduction in transaction volume. The Company has observed increasing reluctance on the part of customers and others to make new real estate commitments due to the downturn in the economy and a lack of available capital. This decrease was partially offset by an increase of $1.7 million of rental revenue from real estate properties held for sale, as these operating properties have been held for longer periods of time than in prior periods as a result of the downturn in the economy. Also partially offsetting the development fee decrease was an increase of $3.3 million of revenues generated from services including construction bidding and management, tenant finish coordination and project closeout.

Income from investments in unconsolidated subsidiaries, which represented 1.0% of the Company's total revenue in 2001, increased $1.5 million, or 25.4%, to $7.4 million from $5.9 million in 2000. The revenue growth is primarily the result of three large transactions in 2001, resulting in aggregate revenue to the Company of $5.1 million, as compared to five large transactions in 2000, resulting in aggregate revenue to the Company of $3.5 million.

Gain on disposition of real estate totaled $23.9 million in 2001 and represented 3.1% of the Company's total revenue in 2001. These gains decreased $17.9 million, or 42.8%, from $41.8 million in 2000. In 2001, the Company sold 46 real estate projects for an aggregate net sales price of $170.4 million, resulting in an aggregate gain on disposition of $23.9 million, including recognition of deferred gain of $0.3 million relating to dispositions in previous periods. In 2000, the Company sold 48 real estate projects for an aggregate net sales price of $211.6 million, resulting in an aggregate gain on disposition of $41.8 million.

The Company's corporate development activity has remained stable with an increase in development and construction activity related to higher education customers, offset by declines in corporate build-to-suits. Some of the Company's development resources focus on providing development services to institutional clients that invest in speculative commercial real estate projects. Since the latter part of 1999, the Company has become more cautious in developing speculative real estate. The caution reflects the fact that demand for new product in many of the markets in which the Company operates has declined with the overall downturn in the economy.

Costs and Expenses. The Company's costs and expenses increased $24.1 million, or 3.2%, to $776.6 million in 2001 from $752.5 million in 2000. In December 2001, the Company recorded a $34.0 million writedown due to impairment of goodwill, intangibles and investments, offset by $2.3 million of related minority interest. The Company also recorded $4.8 million due to the change in fair value of its interest rate swap agreement, which was offset by a benefit to interest expense of $0.6 million, and recorded $11.0 million in restructuring charges. In December 2000, the Company recorded a $40.3 million writedown due to impairment of goodwill and investments. See *Impairment of Goodwill and Other Intangibles, Impairment of E-Commerce Investments, Interest Rate Swap Agreement* and *Restructuring Charges* above for further discussion. Excluding the effects of these items, the Company's costs and expenses increased $17.5 million, or 2.5%, to $729.7 million in 2001 compared to 2000.

Salaries, wages and benefits expense includes all compensation paid to Company employees other than brokerage commissions. As such, it includes salaries, benefits and annual incentive bonuses for employees whose compensation is reimbursed by customers ("reimbursed employees"); salaries, benefits and annual incentive bonuses for employees whose compensation is not so reimbursed ("unreimbursed employees"); and transaction-related incentive compensation other than brokerage commissions, primarily paid in connection with development and investment transactions. Salaries, wages and benefits expense increased $39.0 million, or 9.0%, to $473.4 million in 2001 from $434.4 million in 2000. The increase is primarily due to increases in staffing to support internal growth in the Company's business, including new assignments for the Company's outsourcing business, and the inclusion of a full year of salaries, wages and benefits for Trammell Crow Savills. The year-to-year increase was driven by a $54.8 million increase in salaries and benefits for reimbursed employees associated with growth in reimbursed employee headcount (resulting primarily from growth in the Company's outsourcing business), offset by a $5.6 million decrease in salaries and benefits for unreimbursed employees. The absolute decrease in salaries and benefits for unreimbursed employees understates the annual run-rate impact of the Company's cost-reduction efforts in this area, as the Company was ramping up its unreimbursed workforce to record levels at year-end 2000 (to a level above that indicated by the 2000 expense) and then reducing headcount throughout 2001 (to a level below that indicated by the 2001 expense) as the market turned unfavorable. Effective January 1, 2001, the Company instituted a new bonus plan whereby a substantial majority of employee annual incentive bonuses were paid from a pool, the size of which was determined by the Company's pre-bonus income before income taxes, as adjusted for certain non-recurring items. The new bonus plan, coupled with a decrease from 2000 to 2001 in pre-bonus income before income taxes, as adjusted for certain non-recurring items, resulted in a decrease in bonus expense of $4.6 million in 2001 as compared to 2000.

Commissions decreased $25.0 million, or 20.9%, to $94.7 million in 2001 from $119.7 million in 2000. The decrease in commission expense corresponds to the decrease in the Company's corporate advisory services and brokerage revenue, which was driven by a reduction in transaction volume and value as a result of increasing reluctance on the part of customers and others to make new real estate commitments due to the downturn in the economy, which has resulted in decreased demand for commercial space.

General and administrative expenses increased $5.5 million, or 4.9%, to $117.7 million in 2001 from $112.2 million in 2000. These changes are primarily attributable to an increase in pursuit cost expense of $6.2 million in 2001 compared to 2000, due to the Company's decision not to proceed on certain development deals as a result of the downturn in the economy and softening markets. This expense increase was offset by a net decrease in general and administrative expenses due to company-wide cost reduction efforts undertaken beginning in the second quarter of 2001.

Depreciation and amortization increased $3.7 million, or 15.4%, to $27.8 million in 2001 from $24.1 million in 2000. The increase in depreciation and amortization is primarily related to depreciation expense on information systems-related assets accounted for as capital leases placed in service in the second half of 2000 and during 2001, and amortization of transition costs incurred in connection with certain outsourcing contracts.

Interest expense decreased $1.8 million, or 10.7%, to $15.1 million in 2001 from $16.9 million in 2000. The decrease in interest expense in 2001 is a result of lower interest rates related to the Company's revolving line of credit and lower average outstanding balances in 2001.

Minority interest decreased $6.8 million, or 138.8%, to $(1.9) million in 2001 from $4.9 million in 2000. The decrease is primarily a result of 2001 losses in consolidated entities in which outside parties have an interest, compared with income in these same entities in 2000. In addition, the Company recorded $(2.3) million of minority interest related to goodwill writedowns associated with Trammell Crow Savills Asia-Pacific. See *Impairment of Goodwill and Other Intangibles* for further discussion.

Income (Loss) Before Income Taxes. The Company's income (loss) before income taxes decreased $65.2 million, or 110.3%, to a loss of $6.1 million in 2001 from income of $59.1 million in 2000 due to the fluctuations in revenues and expenses above. Excluding the writedowns due to impairment of goodwill, intangibles and investments, net of related minority interest, the change in fair value of the interest rate swap agreement, offset by the interest expense benefit, and restructuring charges, income (loss) before income taxes decreased $58.8 million, or 59.1%, to $40.7 million in 2001 compared to 2000.

Net Income (Loss). Net income (loss) decreased $40.7 million, or 114.6%, to a loss of $5.2 million in 2001 from income of $35.5 million in 2000 due to the fluctuations in revenues and expenses described above. Excluding the writedowns due to impairment of goodwill, intangibles and investments, net of related minority interest, the change in fair value of the interest rate swap agreement, offset by the interest expense benefit, and restructuring charges, net income (loss) decreased $36.4 million, or 61.1%, to $23.2 million in 2001 compared to 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues. The Company's total revenues increased $124.3 million, or 18.1%, to $811.7 million in 2000 from $687.4 million in 1999.

GLOBAL SERVICES REVENUE

Corporate Revenues

Facilities management revenue, which represented 17.1% of the Company's total revenue in 2000, increased $40.4 million, or 40.8%, to $139.4 million in 2000 from $99.0 million in 1999. The revenue growth primarily resulted from (i) the Company's 1999 acquisition of the business of Phoenix Corporate Services LLC (the "Phoenix Acquisition"); (ii) the operations of Trammell Crow Savills; (iii) the addition of several new customers; and (iv) the expansion of services provided to existing customers. The Company added approximately 12 (net) new facilities management customers during 2000.

Corporate advisory services revenue, which represented 17.6% of the Company's total revenue in 2000, increased $38.8 million, or 37.3%, to $142.9 million in 2000 from $104.1 million in 1999. The revenue growth resulted from an increase in the number of brokerage transactions, fueled by an increase in the average number of brokers employed in 2000 as compared to those employed in 1999, coupled with an increased focus on larger transactions.

Project management services revenue totaled $49.2 million in 2000 and represented 6.1% of the Company's total revenue in 2000. These revenues increased $21.7 million, or 78.9%, from $27.5 million in 1999. The revenue growth was due to the Phoenix Acquisition in July 1999, the addition of several new customers and the expansion of services provided to existing customers.

Institutional Revenues

Property management revenue, which represented 20.2% of the Company's total revenue in 2000, increased $9.1 million, or 5.9%, to $164.5 million in 2000 from $155.4 million in 1999. The increase was primarily due to increases from the prior year in the total square feet under management and in the percentage of managed space represented by office product, which generates higher property management revenues per square foot than other product types.

Brokerage revenue, which represented 18.5% of the Company's total revenue in 2000, increased $8.6 million, or 6.1%, to $150.0 million in 2000 from $141.4 million in 1999. While some of the Company's brokers may specialize in specific types of brokerage transactions, in many cases, a broker may facilitate transactions for all three types of brokerage activities (project leasing, investment sales and tenant representation). The revenue growth resulted from an increase in the number of brokerage transactions, fueled by an increase in the average number of brokers employed in 2000 as compared to those employed in 1999, coupled with an increased focus on larger transactions.

Construction management revenues totaled $22.7 million in 2000 and represented 2.8% of the Company's total revenue in 2000. These revenues decreased $2.2 million, or 8.8%, from $24.9 million in 1999. Construction management revenues are generated from services including tenant finish coordination and space planning. Construction management revenues in 1999 included several large projects. There were no comparably sized projects in 2000.

DEVELOPMENT AND INVESTMENT REVENUE

Revenues from development and construction fees, which represented 11.5% of the Company's total revenue in 2000, increased $16.0 million, or 20.9%, to $92.4 million from $76.4 million in 1999. The majority of the increase is related to an increase in rental revenues from real estate properties held for sale as the number of such properties that were operational increased in 2000. Also, the increase is partially related to an increase in incentive-based development fees.

Income from investments in unconsolidated subsidiaries totaled $5.9 million in 2000 and represented 0.7% of the Company's total revenue in 2000. These revenues decreased $17.4 million, or 74.7%, from $23.3 million in 1999. In 1999, $17.8 million of income from investments in unconsolidated subsidiaries resulted from the consolidation of an entity which accounts for its investment in an underlying entity using the equity method (i.e., as an unconsolidated subsidiary). The real estate owned by the unconsolidated subsidiary was sold in the third quarter of 1999, which resulted in the gain on sale being reflected in the consolidated financial statements as income from unconsolidated subsidiaries. The minority interest related to the consolidated entity was $15.4 million, resulting in a $2.4 million net impact on the Company's net income. There were no comparably sized transactions in 2000.

Gain on disposition of real estate, which represented 5.1% of the Company's total revenue in 2000, increased $8.6 million, or 25.9%, to $41.8 million from $33.2 million in 1999. In 2000, the Company sold 48 real estate projects for an aggregate net sales price of $211.6 million, resulting in an aggregate gain on disposition of $41.8 million. In 1999, the Company sold 35 real estate projects for an aggregate net sales price of $159.3 million, resulting in an aggregate gain on disposition of $33.4 million.

Costs and Expenses. The Company's costs and expenses increased $154.7 million, or 25.9%, to $752.5 million in 2000 from $597.8 million in 1999. In December 2000, the Company recorded a $25.3 million writedown due to impairment of goodwill and related intangibles recorded in connection with the Doppelt Acquisition. Also, in December 2000, the Company recorded a $15.0 million writedown to reflect impairment in the value of e-commerce investments made in late 1999 and earlier in 2000, consistent with the decrease in value of companies in this sector generally in the latter part of 2000. See *Impairment of Goodwill and Other Intangibles* and *Impairment of E-Commerce Investments* above for further discussion. Excluding the effects of these writedowns, the Company's costs and expenses increased $114.4 million, or 19.1%, to $712.2 million in 2000 compared to 1999.

The increase in costs and expenses (excluding writedowns) was largely due to a $77.6 million, or 21.7%, increase in salaries, wages and benefits to $434.4 million in 2000 from $356.8 million in 1999. The increase in salaries, wages and benefits resulted primarily from increases in staffing to support internal growth in the Company's business, including new assignments for the Company's corporate outsourcing business and rising pressure on labor costs, the Phoenix Acquisition in July 1999 and the formation of Trammell Crow Savills.

Commissions increased $21.9 million, or 22.4%, to $119.7 million in 2000 from $97.8 million in 1999. The change is primarily a result of the increased brokerage activities that resulted in the significant growth in the Company's tenant representation and investment sales transactions, which command higher commission payouts to brokers than project leasing.

General and administrative expenses increased $14.7 million, or 15.1%, to $112.2 million in 2000 from $97.5 million in 1999. The increase is due to a company-wide increase in administrative costs resulting from the overall increase in number of employees (approximately 6,500 at December 31, 1999 and approximately 7,300 at December 31, 2000), as well as an increase in legal and professional fees related to e-commerce activity.

Depreciation and amortization increased $6.6 million, or 37.7%, to $24.1 million in 2000 from $17.5 million in 1999. The increase in depreciation and amortization is primarily related to depreciation expense on information systems-related assets accounted for as capital leases, amortization related to the Phoenix Acquisition and amortization of transition costs incurred in connection with certain outsourcing contracts.

Interest expense increased $7.4 million, or 77.9%, to $16.9 million in 2000 from $9.5 million in 1999. The increase in interest expense is attributable to an increase in the number of real estate properties held for sale that have become operational (under GAAP, once a property is operational, interest is expensed rather than capitalized as it is during the construction period) and increased interest expense related to the Company's revolving line of credit resulting from higher interest rates and higher average outstanding balances.

Minority interest decreased $13.7 million, or 73.7%, to $4.9 million in 2000 from $18.6 million in 1999. The decrease is primarily due to minority interest of approximately $15.4 million in the third quarter of 1999 related to the transaction described above in the discussion of income from investments in unconsolidated subsidiaries in the Development and Investment segment.

Income (Loss) Before Income Taxes. The Company's income (loss) before income taxes decreased $30.5 million, or 34.0%, to $59.1 million in 2000 from $89.6 million in 1999, due to the fluctuations in revenue and expenses described above. Excluding the writedowns, income before income taxes increased $9.9 million, or 11.0%, to $99.5 million in 2000 compared to 1999.

Net Income (Loss). Net income (loss) decreased $18.9 million, or 34.7%, to $35.5 million in 2000 from $54.4 million in 1999, due to the fluctuations in revenues and expenses described above. Excluding the writedowns, net income increased $5.2 million, or 9.6%, to $59.6 million in 2000 compared to 1999.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

The following table presents unaudited quarterly results of operations data for the Company for each of the eight quarters in 2001 and 2000. This quarterly information is unaudited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future period. Revenues and net income (before non-recurring items such as writedowns, change in fair value of interest rate swap agreement and restructuring charges) during the fourth fiscal quarter historically have been somewhat greater than in each of the first three fiscal quarters, primarily because the Company's clients have demonstrated a tendency to close transactions toward the end of the fiscal year. The timing and introduction of new contracts, the disposition of investments in real estate assets and other factors may also cause quarterly fluctuations in the Company's results of operations.

	Quarter Ended			
(in thousands)	March 31	June 30	September 30	December 31
2001:				
Revenues	$ 174,491	$ 193,479	$ 183,040	$ 219,438
Income (loss) before income taxes	33[(1)]	7,172[(2)]	6,372[(3)]	(19,714)[(4)]
Net income (loss)	20[(1)]	4,265[(2)]	3,784[(3)]	(13,280)[(4)]
2000:				
Revenues	$ 163,244	$ 186,090[(5)]	$ 202,757	$ 259,578
Income before income taxes	6,169	13,990	27,595	11,381[(6)]
Net income	3,700	8,393	16,635	6,726[(6)]

(1) Income (loss) before income taxes and net income (loss) for the first quarter of 2001 reflect the impact of $0.3 million of restructuring charges. Without the effect of this non-recurring charge, income before income taxes and net income would have been $0.3 million and $0.2 million, respectively, for the quarter ended March 31, 2001.

(2) Income (loss) before income taxes and net income (loss) for the second quarter of 2001 reflect the impact of $0.7 million of restructuring charges and $0.4 million related to the change in fair value of the Company's interest rate swap agreement. Without the effect of these non-recurring charges, income before income taxes and net income would have been $8.3 million and $5.0 million, respectively, for the quarter ended June 30, 2001.

(3) Income (loss) before income taxes and net income (loss) for the third quarter of 2001 reflect the impact of $3.5 million of restructuring charges and $3.5 million related to the change in fair value of the Company's interest rate swap agreement. Without the effects of these non-recurring charges, income before income taxes and net income would have been $13.9 million and $7.9 million, respectively, for the quarter ended September 30, 2001.

(4) Income (loss) before income taxes and net income (loss) for the fourth quarter of 2001 reflect the impact of non-recurring charges totaling $34.0 million due to impairment of goodwill, intangibles and investments, offset by $2.3 million of related minority interest, $6.5 million of restructuring charges, and $0.9 million related to the change in fair value of the Company's interest rate swap agreement, with an offsetting benefit to interest expense of $0.6 million. Without the effects of these non-recurring charges, income before income taxes and net income would have been $18.8 million and $10.2 million, respectively, for the quarter ended December 31, 2001.

(5) Certain revenues for the period ended June 30, 2000, have been reclassified to conform to the presentation for the quarter and year ended December 31, 2000. As a result, revenues differ from the amounts reported in the Company's Quarterly Report on Form 10-Q for June 30, 2000. These reclassifications do not impact net income.

(6) Income before income taxes and net income for the fourth quarter of 2000 reflect the impact of non-recurring charges to income totaling $40.3 million related to the impairment of goodwill and the value of certain of the Company's e-commerce investments. Without the effects of these non-recurring charges, income before income taxes and net income would have been $51.7 million and $30.9 million, respectively, for the quarter ended December 31, 2000.

The Company instituted a new bonus plan effective January 1, 2001. Under the new bonus plan, a substantial majority of employee bonuses are paid from a pool, the size of which is determined by the Company's pre-bonus income before income taxes. Consistent with the new plan, the portion of subject bonuses accrued each quarter is based on the percentage of targeted pre-bonus income before income taxes achieved in that quarter. In 2000 and prior years, there was no such company-wide bonus plan overlay; as a result, in prior years, estimated annual incentive bonuses were generally accrued evenly throughout the year. The new bonus plan benefited income (loss) before income taxes by approximately $8.2 million, $6.0 million, $3.5 million and $1.6 million in the first, second, third and fourth quarters of 2001, respectively.

In the quarter ended December 31, 2000, the Company recorded approximately $3.7 million less bonus expense than the average of the bonus expense recorded for each of the previous three quarters of 2000. Bonus expense for the full year 2000 reflects the actual expected bonus payments based on the level of achievement of financial targets as set forth in the Company's compensation plans for certain management level personnel.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity and capital resources requirements include the funding of working capital needs, primarily accounts receivable from its clients; the funding of capital investments, including the acquisition of or investments in other real estate service companies; the repurchase of its shares if authorized by the Board of Directors; expenditures for real estate held for sale and payments on notes payable associated with its development and investment activities; and expenditures related to upgrading the Company's management information systems. The Company finances its operations with internally generated funds and borrowings under the Credit Facility (described below). The portion of the Company's development and investment business that includes the acquisition and development of real estate is financed with loans secured by underlying real estate, external equity, internal sources of funds, or a combination thereof.

Net cash provided by operating activities totaled $32.2 million for the year ended December 31, 2001, compared to net cash provided by operating activities of $41.0 million in 2000. This change is primarily due to an increase in cash used for development activity (real estate held for sale, net of related borrowings) of $6.7 million in 2001 compared to net cash provided by development activity of $0.3 million in 2000. In addition, cash generated from operations decreased slightly from $40.7 million in 2000 to $38.9 million in 2001. Net cash provided by operating activities totaled $41.0 million for the year ended December 31, 2000, compared to net cash used by operating activities of $1.7 million in 1999. This change is primarily due to an increase in cash provided by development activity (real estate held for sale, net of related borrowings) to $0.3 million in 2000 compared to net cash used for development activity of $52.2 million in 1999. In addition, cash generated from operations decreased from $50.6 million in 1999 to $40.7 million in 2000.

Net cash used by investing activities totaled $11.7 million for the year ended December 31, 2001, compared to $46.1 million for 2000. This change is primarily due to an increase in cash provided from investments in unconsolidated subsidiaries, net of contributions, of $1.1 million in 2001 compared to cash used for investments in unconsolidated subsidiaries, net of distributions, of $26.3 million in 2000, of which $21.3 million was attributable to the Company's investment in Savills in 2000. In addition, there was a decrease in expenditures related to acquisitions of other real estate service companies to $1.5 million in 2001 from $8.0 million in 2000. Expenditures related to acquisitions of other real estate service companies in 2000 include payments for the shares of Trammell Crow Savills and earnout payments relating to acquisitions made in 1998 and 1999, while 2001 includes only earnout payments relating to two acquisitions made in prior years. Net cash used by investing activities totaled $46.1 million for the year ended December 31, 2000, compared to $20.1 million for 1999. This change was primarily due to the Company's investment in Savills of $21.3 million in 2000.

Net cash used by financing activities totaled $38.0 million for the year ended December 31, 2001, compared to net cash provided by financing activities of $13.2 million in 2000. This change is primarily due to payments, net of borrowings, in 2001 of $25.6 million under the Credit Facility (described below), compared to borrowings, net of payments of $13.0 million under the Credit Facility in 2000. The Company made distributions to minority interest holders, net of contributions, of $9.1 million in 2001 as compared to $0.7 million in 2000. In addition, the Company used $4.6 million in 2001 to repurchase common stock, compared to $0.6 million in 2000. The Company also received $5.1 million in 2001, compared to $3.1 million in 2000, from the exercise of stock options and issuance of common stock. Net cash provided by financing activities totaled $13.2 million for the year ended December 31, 2000, compared to net cash used in financing activities of $18.6 million in 1999. This change is primarily due to borrowings, net of payments, in 2000 of $13.0 million under the Credit Facility, compared to net payments of $20.0 million under the Credit Facility in 1999. The additional borrowings in 2000 were primarily used, along with available cash, for the Company's investments in Savills, Trammell Crow Savills and e-commerce-related companies. The Company made distributions to minority interest holders, net of contributions, of $0.7 million in 2000 as compared to contributions, net of distributions, of $5.5 million in 1999. The Company also received

$3.1 million in 2000 from the exercise of stock options and issuance of common stock, compared to net cash used in 1999 for repurchase of common stock of $9.0 million, offset by proceeds from the exercise of stock options and issuance of common stock of $6.1 million.

In December 2000, the Company obtained a $150.0 million revolving line of credit, which was subsequently amended in December 2001 to revise certain financial covenants, (the "Credit Facility") arranged by Bank of America, N.A., as the administrative agent (the "Administrative Agent"), which replaced the Company's prior revolving line of credit. Under the terms of the Credit Facility, the Company can obtain loans, which are Base Rate Loans, or Eurodollar Rate Loans. Base Rate Loans bear interest at a base rate plus a margin, which ranges from 0% to 0.5% depending on the Company's leverage ratio. The base rate is the higher of the prime lending rate announced from time to time by the Administrative Agent or an average federal funds rate plus 0.5%. Eurodollar Rate Loans bear interest at the Eurocurrency rate plus a margin, which ranges from 1.625% to 2.25%, depending upon the Company's leverage ratio. The Credit Facility contains various covenants such as the maintenance of minimum equity, liquidity, revenues, interest coverage ratios and fixed charge ratios. The Credit Facility also includes limitations on payment of cash dividends or other distributions of assets, restrictions on recourse indebtedness and total indebtedness, restrictions on liens and certain restrictions on investments and acquisitions that can be made by the Company. The covenants contained in the Credit Facility and the amount of the Company's other borrowings and contingent liabilities may have the effect of limiting the credit available to the Company under the Credit Facility to an amount less than the $150.0 million commitment. As it takes longer for the Company to dispose of real estate investments in a weaker economy, the current economic slowdown could adversely impact the Company's ability to comply with certain of the real estate-related financial covenants in the Company's Credit Facility, which could negatively impact the Company's borrowing capacity. Also, since many of the financial covenants in the Credit Facility are dependent on the Company's EBITDA, as defined in the Credit Agreement, a decline in the Company's overall operations could adversely impact the Company's ability to comply with these financial covenants and, in turn, the Company's borrowing capacity. The Credit Facility is guaranteed by certain significant subsidiaries of the Company and is secured by a pledge of a stock of such significant subsidiaries and a pledge of certain intercompany indebtedness.

The Credit Facility requires the Company to enter into one or more interest rate swap agreements for the Company's indebtedness in excess of $50.0 million ensuring the net interest is fixed, capped or hedged. In March 2001, the Company renewed an existing interest rate swap agreement for a two-year period ending March 24, 2003 with a fixed interest pay rate of 4.68% and a notional amount of $150.0 million. The weighted average receive rate for the interest rate swap agreement was 4.07% for the year ended December 31, 2001. The Company's participation in derivative transactions has been limited to hedging purposes, and derivative instruments are not held for trading purposes.

The Company also has a $25.0 million discretionary line of credit (the "Discretionary Line") with Bank of America, N.A. Each loan obtained by the Company under the Discretionary Line matures in five business days, but no later than December 15, 2002, and bears interest at a rate agreed upon between the Company and the bank. Borrowings under the Discretionary Line are unsecured and limit borrowings under the Credit Facility.

At December 31, 2001, the Company had outstanding borrowings of $43.0 million under the Credit Facility and $6.5 million under the Discretionary Line. The Company's unused borrowing capacity (taking into account letters of credit outstanding of $22.8 million and limitations from borrowings under the Discretionary Line) under the Credit Facility was $77.7 million at December 31, 2001. At March 15, 2002, outstanding borrowings under both the Credit Facility and the Discretionary Line totaled $55.0 million, a net increase in borrowings of $5.5 million since December 31, 2001. The Company expects to continue to borrow under the Credit Facility to finance future strategic acquisitions, fund its co-investment activities and provide the Company with an additional source of working capital.

The Company has various contractual obligations that could impact its liquidity as summarized below:

CONTRACTUAL OBLIGATIONS

	Payments due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 54,167	$ 11,167	$43,000	$ —	$ —
Capital lease obligations	7,846	4,689	3,157	—	—
Operating leases	74,080	20,226	38,700	6,243	8,911
Notes payable on real estate held for sale (recourse)(1)	48,920	48,920	—	—	—
Notes payable on real estate held for sale (nonrecourse)	109,306	109,306	—	—	—
Other obligations	11,751	11,214	537	—	—
Total Contractual Obligations	$306,070	$205,522	$85,394	$6,243	$8,911

OTHER COMMITMENTS

	Amount of Commitments Expiration				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit	$ 16,950	$ 10,013	$ 6,937	$ —	$ —
Guarantees(2)	102,716	91,144	9,562	2,010	—
Capital commitments	9,435	9,435	—	—	—
Total Commitments	$129,101	$110,592	$16,499	$2,010	$ —

(1) With respect to two of the projects for which the Company has recourse obligations (totaling $26.7 million at December 31, 2001), the Company either has agreements with institutional or investment grade investors to purchase the project and repay the related note payable upon completion of the project or has long-term leases with or guaranteed by investment grade companies.

(2) With respect to three of the projects to which these guarantees relate (totaling $73.0 million at December 31, 2001), the Company either has agreements with institutional or investment grade investors to purchase the project and repay the related note payable upon completion of the project or has long-term leases with or guaranteed by investment grade companies. In addition, with respect to another project to which these guarantees relate (totaling $12.5 million at December 31, 2001), the Company has been indemnified by the outside partner in the project for $6.3 million of the guarantee.

The Company does not anticipate paying any dividends in the foreseeable future. The Company believes that funds generated from operations, together with existing cash and available credit under the Credit Facility and loans secured by underlying real estate will be sufficient to finance its current operations, planned capital expenditure requirements, payment obligations for development purchases, acquisitions of service companies and internal growth for the foreseeable future. The Company's need, if any, to raise additional funds to meet its working capital and capital requirements will depend upon numerous factors, including the success and pace of its implementation of its growth strategy. The Company regularly considers capital raising alternatives to be able to take advantage of available avenues to supplement its working capital, including strategic corporate partnerships or other alliances, bank borrowings and the sale of equity and/or debt securities.

In May 2001, the Company announced that its Board of Directors had approved a stock repurchase program. The repurchase program authorized the repurchase of up to $15.0 million of the Company's common stock from time to time in open market purchases or through privately negotiated transactions. Through December 31, 2001, the Company had repurchased 459,500 shares at an average cost of $10.11 per share with funds generated from operations and existing cash. The Company placed the repurchased shares in treasury. The Company intends to reissue such shares in connection with the Company's employee stock purchase plan and option exercises or restricted stock grants under the Company's long-term incentive plan and other equity-based incentive plans, as well as for other corporate purposes.

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

As part of its real estate development activities, the Company has numerous investments in unconsolidated subsidiaries, generally with unrelated parties. Since the Company does not control these subsidiaries, it accounts for its investment using the equity method or the cost method. These underlying entities typically own real estate investments and carry debt related to the financing of such real estate. Because these subsidiaries are unconsolidated, the subsidiaries' real estate investments and related debt are not included in the Company's consolidated balance sheet; the Company's consolidated balance sheet instead captures the Company's investments in the subsidiaries. In some cases, the Company has guaranteed repayment of the debt of such entities and therefore would be required to repay the guaranteed portion of debt if the underlying entity defaults on its obligation.

One of the real estate investments in which the Company has an interest but not control is Realty Holdings, Inc. ("RHI"), a corporation that was formed to invest in real estate partnerships. The Company invested $100,000 in exchange for all of the 500 shares of non-voting preferred stock of RHI. Eleven individuals collectively own the 990 shares of outstanding common stock of RHI (with each individual investing $1,000). All of these individuals are current or former executives of the Company. These executives' ownership of common stock of RHI is not contingent on continued employment with the Company. However, a majority of the stockholders of RHI may cause RHI to purchase any other stockholder's shares of RHI at any time for any reason. RHI also has a right of first refusal to purchase the shares of a common stockholder if such stockholder wishes to sell his shares and has a bona fide written offer from a third party. RHI is controlled by its Board of Directors, which is elected by the common stockholders. Each of the three directors is an officer of the Company, but none is a stockholder of RHI. Since its inception in 2000, RHI has invested in five single-purpose real estate partnerships as a 0.5% or 1.0% general partner, with wholly owned subsidiaries of the Company as 99.5% or 99.0% limited partners. RHI and the Company each had minimal investments in such subsidiaries since the underlying real estate projects were 100% financed with third-party debt. At December 31, 2001, the Company had guaranteed repayment of $47.9 million of debt of such entities. Subsequent to December 31, 2001, one of the underlying real estate projects was sold and the related debt ($26.1 million at December 31, 2001) was repaid and the related guarantee released. Because RHI only owns 0.5% or 1.0% of the underlying entities which own the real estate projects, the Company expects that RHI's share of profits from the sale of such projects will be minimal and, accordingly, the investment profits that could be earned by the Company's executives from their investments in RHI would be immaterial, particularly in comparison with their total compensation from the Company.

In addition, RHI has a 0.5% general partner interest in Trammell Crow Investment Fund IV, L.P. ("Fund IV"), a discretionary development and investment fund in which the Company holds a 37% limited partner interest, with the remaining limited partner interests held by unrelated parties. Fund IV typically invests in single-purpose real estate entities. The Company's investment in Fund IV, net of its share of losses of $0.3 million, totaled $5.1 million at December 31, 2001, and the Company has a commitment to fund its share of additional capital requirements, upon request of the general partner, up to a maximum of $14.8 million (including the $5.4 million already contributed). The Company has guaranteed repayment of $0.9 million of debt of a Fund IV investment.

RHI has controlling interests in each of the entities in which it invests. The Company accounts for its limited partner interests in such entities using the equity method since it does not have control and, accordingly, records its share of profits and losses of such underlying entities as income (loss) from unconsolidated subsidiaries. At December 31, 2001, RHI owned general partner interests in three real estate entities, plus its interest in Fund IV.

The Company has agreements to provide development and brokerage services to the entities in which RHI and Fund IV have invested, as well as office and administrative services to RHI, under terms that the Company believes are consistent with the terms in similar agreements with unrelated parties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is to changes in interest rates. The Company is exposed to market risk related to its Credit Facility and loans secured by real estate properties as discussed in *Liquidity and Capital Resources*. The Credit Facility and the majority of the loans secured by real estate bear interest at variable rates and are subject to fluctuations in the market. However, due to its purchase of an interest rate swap agreement, which the Company uses to hedge a portion, but not all, of its exposure to fluctuations in interest rate, the effects of interest rate changes are limited.

If an increase or decrease in market interest rates of 100 basis points were to have occurred at December 31, 2001, the Company's total interest costs for 2002 would increase or decrease, and income before income taxes would decrease or increase accordingly, by approximately $0.6 million, including the effect of its interest rate swap agreement with a notional amount of $150.0 million, which expires March 24, 2003. The Company's sensitivity analysis is based on borrowings outstanding as of December 31, 2001. If the market interest rates for variable rate debt had been 100 basis points higher or lower in 2001, the Company's total interest costs would have increased or decreased accordingly, and income (loss) before income taxes would have decreased or increased accordingly, by approximately $0.9 million, after considering the effects of the interest rate swap agreements in effect during 2001. Interest costs include both interest that is expensed and interest that is capitalized as part of the cost of real estate held for sale. A portion of the interest relating to the Company's real estate debt ($158.2 million at December 31, 2001) is capitalized. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in a higher interest rate environment.

The Company's earnings are somewhat affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies as a result of its operations in Europe, Asia and Australia. At December 31, 2001, a uniform 5% strengthening or weakening in the value of the dollar relative to the currencies in which the Company's foreign operations are denominated would result in a decrease or increase accordingly in income before income taxes of $0.2 million for the year ending December 31, 2002. If, during the year ended December 31, 2001, a uniform 5% strengthening or weakening in the value of the dollar relative to the currencies in which the Company's foreign operations are denominated had occurred, it would have resulted in a decrease or increase accordingly in income (loss) before income taxes of $0.2 million. These calculations assume that each exchange rate would change in the same direction relative to the U.S. dollar and are based on either the Company's actual 2001 or an estimate of 2002 income before income taxes from foreign operations. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in potential changes to its 2002 anticipated level of foreign operations or local currency prices.

EFFECTS OF INFLATION

The Company does not believe that inflation has had a significant impact on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Annual Report, including without limitation statements containing the words "believe," "anticipate," "expect," "envision," "project," "budget," "target," "should," "foresee," and words of similar import, are forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other matters which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other matters include, but are not limited to:

- the timing of individual transactions,
- the ability of the Company to identify and implement cost reduction measures (including those undertaken in connection with the previously announced internal reorganization) and achieve economies of scale,
- the ability of the Company to implement and manage effectively its e-commerce initiatives,
- the ability of the Company to compete effectively in the international arena,
- the ability of the Company to attract new corporate and institutional customers,
- the ability of the Company to manage fluctuations in net earnings and cash flow which could result from the Company's participation as a principal in real estate investments,
- the Company's ability to continue to pursue its growth strategy,
- the Company's ability to compete in highly competitive national and local business lines, and
- the Company's ability to attract and retain qualified personnel in all areas of its business (particularly management).

In addition, the Company's ability to achieve certain anticipated results will be subject to other factors affecting the Company's business that are beyond the Company's control, including but not limited to general economic conditions (including the cost and availability of capital for investment in real estate and customers' willingness to make real estate commitments) and the effect of government regulation on the conduct of the Company's business. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

BOARD OF DIRECTORS AND STOCKHOLDERS
TRAMMELL CROW COMPANY

We have audited the accompanying consolidated balance sheets of Trammell Crow Company and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income (loss) for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trammell Crow Company and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Dallas, Texas

February 20, 2002, except for
Note 21, as to which
the date is March 1, 2002

December 31 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 38,059	$ 55,637
Accounts receivable, net of allowance for doubtful accounts of $5,123 in 2001 and $4,778 in 2000	160,639	151,069
Receivables from affiliates	4,999	4,306
Notes and other receivables	19,752	22,072
Deferred income taxes	3,182	2,219
Real estate held for sale	234,853	220,021
Other current assets	20,235	28,345
Total current assets	481,719	483,669
Furniture and equipment, net	33,790	35,200
Deferred income taxes	26,239	13,088
Investments in unconsolidated subsidiaries	55,084	55,603
Goodwill, net	74,230	100,440
Other assets	28,083	38,434
	$699,145	$726,434
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 37,875	$ 44,114
Accrued expenses	108,616	101,157
Payables to affiliates	1,609	1,891
Income taxes payable	2,973	3,592
Current portion of long-term debt	11,167	1,377
Current portion of capital lease obligations	4,689	5,219
Notes payable on real estate held for sale	158,226	148,098
Other current liabilities	11,214	6,808
Total current liabilities	336,369	312,256
Long-term debt, less current portion	43,000	75,105
Capital lease obligations, less current portion	3,157	6,541
Other liabilities	537	572
Total liabilities	383,063	394,474
Minority interest	29,959	41,001
Stockholders' equity		
Preferred stock; $0.01 par value; 30,000,000 shares authorized; none issued or outstanding	—	—
Common stock; $0.01 par value; 100,000,000 shares authorized; 35,879,515 shares issued and 35,584,423 shares outstanding in 2001, and 35,850,308 shares issued and 35,349,572 shares outstanding in 2000	359	358
Paid-in capital	176,354	176,374
Retained earnings	115,084	123,207
Accumulated other comprehensive loss	(1,331)	(366)
Less: Treasury stock	(2,951)	(5,841)
Unearned stock compensation, net	(1,392)	(2,773)
Total stockholders' equity	286,123	290,959
	$699,145	$726,434

See accompanying notes.

Years Ended December 31 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	2001	2000	1999
REVENUES			
GLOBAL SERVICES:			
Corporate:			
Facilities management	**$ 186,391**	$ 139,435	$ 99,008
Corporate advisory services	**114,641**	142,850	104,058
Project management services	**51,987**	49,223	27,492
	353,019	331,508	230,558
Institutional:			
Property management	**173,558**	164,521	155,425
Brokerage	**119,472**	150,001	141,356
Construction management	**13,082**	22,672	24,860
	306,112	337,194	321,641
Income from investments in unconsolidated subsidiaries	**951**	1,147	—
Other	**674**	555	886
	660,756	670,404	553,085
DEVELOPMENT AND INVESTMENT:			
Development and construction fees	**77,482**	92,360	76,376
Income from investments in unconsolidated subsidiaries	**7,386**	5,918	23,338
Gain on disposition of real estate	**23,902**	41,804	33,246
Other	**922**	1,183	1,398
	109,692	141,265	134,358
	770,448	811,669	687,443
COSTS AND EXPENSES			
Salaries, wages and benefits	**473,440**	434,379	356,849
Commissions	**94,655**	119,702	97,838
General and administrative	**117,696**	112,184	97,530
Depreciation	**15,811**	12,544	8,431
Amortization	**12,019**	11,578	9,112
Interest	**15,057**	16,947	9,507
Minority interest	**(1,898)**	4,853	18,579
Writedowns due to impairment of goodwill, intangibles and investments	**34,044**	40,347	—
Change in fair value of interest rate swap agreement	**4,809**	—	—
Restructuring charges	**10,952**	—	—
	776,585	752,534	597,846
Income (loss) before income taxes	**(6,137)**	59,135	89,597
Income tax expense (benefit)	**(926)**	23,681	35,154
Net income (loss)	**$ (5,211)**	$ 35,454	$ 54,443
Earnings (loss) per share:			
Basic	**$ (0.15)**	$ 1.02	$ 1.56
Diluted	**$ (0.15)**	$ 0.98	$ 1.50
Weighted average common shares outstanding:			
Basic	**35,356,710**	34,851,738	34,991,707
Diluted	**35,356,710**	36,147,744	36,411,063

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999 (IN THOUSANDS, EXCEPT SHARE DATA)	Common Shares		Common Stock	Paid-In
	Issued	Treasury	Par Value	Capital
Balance at January 1, 1999	34,477,825	1,587	$345	$160,733
Net income	—	—	—	—
Issuance of restricted stock	128,347	(3,174)	1	2,226
Forfeiture of restricted stock	—	22,412	—	(162)
Amortization of unearned stock compensation	—	—	—	—
Issuance of common stock	975,448	—	10	11,848
Stock repurchase	—	780,900	—	—
Collection of stockholder loans	—	—	—	—
Balance at December 31, 1999	35,581,620	801,725	356	174,645
Net income	—	—	—	—
Issuance of restricted stock	—	(219,053)	—	11
Forfeiture of restricted stock	—	10,261	—	(110)
Amortization of unearned stock compensation	—	—	—	—
Issuance of common stock	268,688	(141,997)	2	1,828
Stock repurchase	—	49,800	—	—
Foreign currency translation adjustment, net of tax	—	—	—	—
Collection of stockholder loans	—	—	—	—
Balance at December 31, 2000	35,850,308	500,736	358	176,374
Net loss	—	—	—	—
Issuance of restricted stock	—	**(7,562)**	—	—
Forfeiture of restricted stock	—	**39,992**	—	**(132)**
Amortization of unearned stock compensation	—	—	—	—
Issuance of common stock	**29,207**	**(697,574)**	**1**	**112**
Stock repurchase	—	**459,500**	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—
Change in fair value of interest rate swap agreement, net of tax	—	—	—	—
Balance at December 31, 2001	**35,879,515**	**295,092**	**$359**	**$176,354**

See accompanying notes.

Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Stockholder Loans	Unearned Stock Compensation	Total
$ 33,717	$ —	$ —	$ (904)	$ (1,879)	$ 192,012
54,443	—	—	—	—	54,443
—	—	—	—	(2,227)	—
—	—	(315)	—	272	(205)
—	—	—	—	1,786	1,786
—	—	—	—	—	11,858
—	—	(9,048)	—	—	(9,048)
—	—	—	806	—	806
88,160	—	(9,363)	(98)	(2,048)	251,652
35,454	—	—	—	—	35,454
(49)	—	2,555	—	(2,517)	—
—	—	(123)	—	84	(149)
—	—	—	—	1,708	1,708
(358)	—	1,656	—	—	3,128
—	—	(566)	—	—	(566)
—	(366)	—	—	—	(366)
—	—	—	98	—	98
123,207	(366)	(5,841)	—	(2,773)	290,959
(5,211)	—	—	—	—	**(5,211)**
(2)	—	**88**	—	**(86)**	—
—	—	**(410)**	—	**275**	**(267)**
—	—	—	—	**1,192**	**1,192**
(2,910)	—	**7,856**	—	—	**5,059**
—	—	**(4,644)**	—	—	**(4,644)**
—	**(1,094)**	—	—	—	**(1,094)**
—	**129**	—	—	—	**129**
$ 115,084	**$ (1,331)**	**$ (2,951)**	**$ —**	**$ (1,392)**	**$ 286,123**

Years Ended December 31 (IN THOUSANDS)	2001	2000	1999
OPERATING ACTIVITIES			
Cash flows from earnings:			
Net income (loss)	**$ (5,211)**	$ 35,454	$ 54,443
Reconciliation of net income (loss) to net cash provided by earnings:			
Depreciation	**15,811**	12,544	8,431
Amortization	**12,019**	11,578	9,112
Amortization of employment contracts and unearned compensation	**2,880**	4,279	3,297
Expense for stock issued to vendors	**—**	—	172
Bad debt expense	**4,359**	3,700	2,708
Writedowns due to impairment of goodwill, intangibles and investments	**34,044**	40,347	—
Minority interest	**(1,898)**	4,853	18,579
Deferred income tax provision (benefit)	**(13,482)**	(6,412)	4,643
Change in fair value of interest rate swap agreement	**4,809**	—	—
Income from investments in unconsolidated subsidiaries	**(8,337)**	(7,065)	(23,338)
Net cash provided by earnings	**44,994**	99,278	78,047
Cash flows from changes in working capital, net of acquisitions:			
Accounts receivable	**(13,900)**	(32,143)	(37,474)
Receivables from affiliates	**(693)**	(973)	(458)
Notes receivable and other assets	**7,018**	(35,207)	(19,183)
Real estate held for sale	**(13,014)**	(57,142)	(145,159)
Notes payable on real estate held for sale	**6,288**	57,418	92,915
Accounts payable and accrued expenses	**2,787**	9,109	20,136
Payables to affiliates	**(282)**	1,161	(396)
Income taxes payable	**(619)**	(3,343)	7,711
Other liabilities	**(392)**	2,843	2,186
Net cash flows from changes in working capital	**(12,807)**	(58,277)	(79,722)
Net cash provided by (used in) operating activities	**32,187**	41,001	(1,675)
INVESTING ACTIVITIES			
Expenditures for furniture and equipment	**(11,339)**	(11,700)	(14,257)
Acquisitions of real estate service companies	**(1,548)**	(8,027)	(14,708)
Investments in unconsolidated subsidiaries	**(15,302)**	(38,032)	(12,299)
Distributions from unconsolidated subsidiaries	**16,444**	11,663	21,120
Net cash used in investing activities	**(11,745)**	(46,096)	(20,144)
FINANCING ACTIVITIES			
Principal payments on long-term debt and capital lease obligations	**(389,730)**	(201,576)	(57,290)
Proceeds from long-term debt	**360,439**	212,806	35,379
Contributions from minority interest	**5,365**	8,319	19,134
Distributions to minority interest	**(14,509)**	(9,005)	(13,676)
Purchase of common stock	**(4,644)**	(566)	(9,048)
Proceeds from exercise of stock options	**1,252**	462	1,477
Proceeds from issuance of common stock	**3,807**	2,666	4,619
Collections of stockholder loans	**—**	98	806
Net cash provided by (used in) financing activities	**(38,020)**	13,204	(18,599)
Net increase (decrease) in cash and cash equivalents	**(17,578)**	8,109	(40,418)
Cash and cash equivalents, beginning of year	**55,637**	47,528	87,946
Cash and cash equivalents, end of year	**$ 38,059**	$ 55,637	$ 47,528

See accompanying notes.

Years Ended December 31 (IN THOUSANDS)	2001	2000	1999
Net income (loss)	**$(5,211)**	$35,454	$54,443
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax of $700 in 2001 and $224 in 2000	**(1,094)**	(366)	—
Change in fair value of interest rate swap agreement, net of tax of $(88)	**129**	—	—
Comprehensive income (loss)	**$(6,176)**	$35,088	$54,443

See accompanying notes.

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Trammell Crow Company, a Delaware corporation (the "Company"), provides commercial real estate services primarily in the United States. The Company reorganized certain elements of its business effective January 1, 2001. Consequently, the Institutional and Corporate segments reported in 2000 have been reorganized into the Global Services segment and the Development and Investment segment in 2001. Within the Global Services segment, the Company delivers property and facilities management, brokerage and corporate advisory, and project and construction management services for both corporate customers and institutional customers. All of the Company's real estate development, capital markets and investment activities are conducted through the Development and Investment segment. In addition, through December 31, 2001, the Company continued to report e-commerce activities, including related overhead, in a third segment.

Within the Global Services segment, with approximately 6,900 employees, the Company provides institutional customers (investors who typically do not occupy the properties) with services relating to all aspects of building operations, tenant relations and oversight of building improvement processes. In addition, corporate customers (typically the primary occupants of commercial properties) are provided with comprehensive day-to-day occupancy-related services, including administration, maintenance and repair of facilities, office services (such as security, reprographics, mail, cafeteria, shipping and receiving, and reception services) and call center services (including work-order, dispatch, vendor management, and emergency response) which are provided 24 hours a day through the Company's centralized call center. The brokerage services provided to institutional customers include project leasing (leasing space) and investment sales (buying and selling land or income-producing properties). The corporate advisory services business consists of services provided to corporate customers, such as tenant representation, acquisition and disposition, portfolio management, lease administration, and lease portfolio audits. The Company's project and construction management services include space planning, construction, site consolidations, workspace moves, and management of furniture, signage, and cabling requirements. From a domestic geographic perspective, the Global Services group is organized into 14 different customer-centric "mega-markets," many of which are multi-city.

Within the Development and Investment segment, encompassing approximately 200 employees, the Company provides development and investment services, both those performed on behalf of institutional and corporate customers on a fee basis, and those pursuant to which the Company takes an ownership position. The Company provides comprehensive project development and construction services and acquires and disposes of commercial real estate projects. The Company's development services include financial planning, site acquisition, procurement of approvals and permits, design and engineering coordination, construction bidding and management, tenant finish coordination, project closeout and project finance coordination.

The Company's activities related to e-commerce, including related overhead, are captured in the E-Commerce segment. The E-Commerce segment also includes the Company's investments in e-commerce-related companies. In 2000, the Company entered into an alliance with other leading real estate service companies to develop e-commerce initiatives that leverage the collective experience and delivery capabilities of the alliance members to benefit their customers. The alliance and its members have invested in SiteStuff, Inc., a company that offers on-line procurement of products and services geared toward the management of real estate properties, and invested in a web-based transaction platform, including an Internet listing site for properties available for sale or lease. The Company has participated in these initiatives primarily to gain efficiency, and thereby reduce costs, in other parts of its business and to be more competitive with other real estate service providers in its services businesses. Effective January 1, 2002, the Company transferred operational responsibility for its e-commerce initiatives to management of the Global Services group, as it views these initiatives as integral parts of its service platform, not as separate businesses. The Company will continue to pursue e-commerce initiatives that are capable of integration with its services platform, and only those which it believes will benefit or directly advantage its services business. Accordingly, the Company will begin to report its e-commerce activities within its Global Services segment in 2002.

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other subsidiaries over which the Company has control. Intercompany accounts and transactions have been eliminated. The Company's investments in subsidiaries (including subsidiaries where the Company has less than 20% ownership) in which it has the ability to exercise significant influence over operating and financial policies, but does not control, are accounted for on the equity method. Accordingly, the Company's share of the earnings or losses of these equity basis subsidiaries is included in consolidated net income (loss). Investments in other subsidiaries are carried at cost. These unconsolidated subsidiaries primarily own or invest in real estate development projects.

REVENUE RECOGNITION

The Company recognizes fees from property management and facilities management over the terms of the respective management contracts. Most of the property management contracts are cancelable at will or with 30 days' notice. The terms of the facilities management contracts generally range from three to five years. Also, the Company earns incentive fees for property management and facilities management services based on various quantitative and/or qualitative criteria specified in the management agreement. These fees are recognized when quantitative criteria have been met or, for those incentive fees based on qualitative criteria, upon approval of the fee by the customer. Brokerage service revenue and the related expense relating to leasing services and tenant representation are generally recognized half upon the execution of a lease contract and the remainder upon tenant occupancy. Investment sales brokerage revenue is recognized upon closing. Development services and project management services include fees from development and construction management projects and net construction revenues, which are gross construction revenues net of subcontract costs. For projects exceeding three months, fees are recognized using the percentage-of-completion method based on costs incurred as a percentage of total expected costs. For contracts under three months, fees are recognized upon completion of the contract. Gross construction services revenues totaled $115,977, $154,209 and $131,953 and subcontract costs totaled $96,533, $130,024 and $108,343 in 2001, 2000 and 1999, respectively. The Company also earns incentive development fees by reaching specified leasing or budget targets, as defined in the development services agreement. The Company recognizes such fees when the specified target is attained. The Company records reimbursement revenue for various employee related costs in accordance with its contracts with customers. Reimbursement revenue is recognized when the underlying reimbursable costs are incurred.

USE OF ESTIMATES

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes using the liability method. Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of 90 days or less when purchased.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and include assets under capital leases. Depreciation is computed using the straight-line method over estimated useful lives, which range from three to ten years, and includes amortization of assets recorded under capital leases.

EARNINGS PER SHARE

The weighted-average common shares outstanding used to calculate diluted earnings per share excludes the dilutive effect of options for 2001, as their inclusion would have been antidilutive. The weighted-average common shares outstanding used to calculate diluted earnings per share for 2000 and 1999 include the dilutive effect of options to purchase 1,296,006 and 1,419,356 shares of common stock, respectively.

CONCENTRATION OF CREDIT RISK

The Company provides services to owners and users of real estate assets primarily in the United States. The Company performs credit evaluations of its customers and generally does not require collateral. The risk associated with this concentration is limited because of the large number of customers and their geographic dispersion.

LONG-LIVED ASSETS

Real estate held for sale is recorded at the lower of cost or estimated net realizable value. If an asset's net realizable value, based on discounted future cash flows or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Other long-lived assets are evaluated when indicators of impairment are present and losses are recorded when undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

GOODWILL

Goodwill reflects the excess of purchase price over the fair value of net assets purchased. Goodwill is amortized on a straight-line basis over 20 to 30 years. Accumulated amortization of goodwill was $9,940 and $8,565 at December 31, 2001 and 2000, respectively. The carrying amount of goodwill is reviewed if indicators of impairment are present and suggest that goodwill may be impaired. This review is based on the estimated undiscounted cash flows of the Company's operations at the lowest level for which there are identifiable cash flows. If this review indicates impairment, the goodwill is adjusted to its fair value through a charge to operations. See Note 13 for discussion of impairment losses recognized in 2001 and 2000. No impairment losses were identified in 1999.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets* ("FAS 141/142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The new rules require the Company to identify its reporting units, and annually compare the fair value of each reporting unit to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, goodwill is deemed to be impaired and a writedown of goodwill is to be recognized. Other intangible assets will continue to be amortized over their useful lives.

The Company has adopted these new statements effective January 1, 2002. Based on the goodwill recorded at December 31, 2001, application of the nonamortization provisions of the new rules would be expected to result in an increase to 2002 net income of $2,192 ($0.06 per share). The Company has identified its reporting units for purposes of these statements to mirror two of its segments, Global Services and Development and Investment, as each segment's underlying business units have similar long-term economic characteristics and service deliveries. At December 31, 2001, all of the Company's goodwill in the amount of $74,230 is attributable to its Global Services segment. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Thereafter, the Company intends to perform its annual impairment tests during the fourth quarter of each year.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted FAS 144 as of January 1, 2002, and does not expect a significant impact on the Company's financial position and results of operations as a result of the adoption.

RECLASSIFICATIONS

As described above under "Organization," two of the Company's reportable segments, Corporate and Institutional, were reorganized into the Global Services segment and the Development and Investment segment in 2001. Therefore, revenues for the years ended December 31, 2000 and 1999, have been reclassified to conform to the presentation for 2001. As a result, revenue items for 2000 and 1999 differ from the amounts reported in previously filed documents. The reclassifications did not impact net income.

NOTE 2. REAL ESTATE HELD FOR SALE

The Company provides build-to-suit services for its customers and also develops or purchases projects which it intends to sell to institutional investors upon project completion or redevelopment. Therefore, the Company has ownership of real estate until such projects are sold. Real estate held for sale is carried at the lower of cost or net realizable value (fair value less selling expenses) and is included in the Development and Investment segment. (See Note 19). At December 31, real estate held for sale consists of the following:

	2001	2000
Land	**$135,084**	$110,986
Buildings and improvements, net of allowance for net realizable value of $420 in 2001 and $0 in 2000	**99,769**	109,035
	$234,853	$220,021

The estimated costs to complete the 49 projects under construction at December 31, 2001, total $99,722. These projects are generally expected to be sold within one year of completion. At December 31, 2001, the Company had commitments for the sale of 11 of the projects. Gains are recognized upon sale of the project in accordance with Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate*.

Rental revenues (which are included in development and construction fees revenue) and net income relating to real estate held for sale were $16,994 and $2,670, respectively, in 2001, $16,825 and $1,024, respectively, in 2000 and $7,796 and $47, respectively, in 1999.

NOTE 3. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2001	2000
Owned assets, at cost	**$ 63,153**	$ 52,027
Less: Accumulated depreciation on owned assets	**(38,309)**	(28,799)
	24,844	23,228
Assets under capital leases	**22,255**	20,706
Less: Accumulated amortization on assets under capital leases	**(13,309)**	(8,734)
	8,946	11,972
Furniture and equipment, net	**$ 33,790**	$ 35,200

NOTE 4. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

Investments in unconsolidated subsidiaries consist of the following at December 31:

	2001	2000
Real estate development	**$32,918**	$29,443
Other	**22,166**	26,160
	$55,084	$55,603

As part of its real estate development activities, the Company has numerous investments in unconsolidated subsidiaries, generally with unrelated parties. Since the Company does not control these subsidiaries, it accounts for its investment using the equity method or the cost method. These underlying entities typically own real estate investments and carry debt related to the financing of such real estate.

One of the real estate investments in which the Company has an interest but not control is Realty Holdings, Inc. ("RHI"), a corporation that was formed to invest in real estate partnerships. The Company invested $100 in exchange for all of the 500 shares of non-voting preferred stock of RHI. Eleven individuals collectively own the 990 shares of outstanding common stock of RHI (with each individual investing $1). All of these individuals are current or former executives of the Company. These executives' ownership of common stock of RHI is not contingent on continued employment with the Company. However, a majority of the stockholders of RHI may cause RHI to purchase any other stockholder's shares of RHI at any time for any reason. RHI also has a right of first refusal to purchase the shares of a common stockholder if such stockholder wishes to sell his shares and has a bona fide written offer from a third party. RHI is controlled by its Board of Directors, which is elected by the common stockholders. Each of the three directors is an officer of the Company, but none is a stockholder of RHI. Since its inception in 2000, RHI has invested in five single-purpose real estate projects as a 0.5% or 1.0% general partner, with wholly owned subsidiaries of the Company as 99.5% or 99.0% limited partners. RHI and the Company each have minimal investments in such subsidiaries since the underlying real estate projects were 100% financed with third-party debt.

In addition, RHI has a 0.5% general partner interest in Trammell Crow Investment Fund IV, L.P. ("Fund IV"), a discretionary development and investment fund in which the Company holds a 37% limited partner interest, with the remaining limited partner interests held by unrelated parties. Fund IV typically invests in single-purpose real estate entities. The Company's investment in Fund IV, net of its share of losses of $250, totaled $5,115 at December 31, 2001. RHI has controlling interests in each of the entities in which it invests. The Company accounts for its limited partner interests in such entities using the equity method since it does not have control and, accordingly, records its share of profits and losses of such underlying entities as income (loss) from unconsolidated subsidiaries.

On June 30, 2000, the Company purchased approximately 10% of the outstanding stock of Savills plc ("Savills"), a property services firm headquartered in the United Kingdom and a leading provider of real estate services in Europe, Asia-Pacific and Australia, for approximately $21,000. The investment is classified as an "other" investment in the table above. The Company accounts for its interest in Savills on the equity method because it has significant influence over Savills due to the following factors: (i) the Company has the right to designate two members of Savills' board of directors (which has significant influence over the management of Savills), which is comparable to the rights of investors owning approximately 20% at the time the Company acquired the shares; and (ii) the Company has strategically significant commercial relationships with Savills, including through the jointly owned Trammell Crow Savills Limited. The Company also has an option giving it the right to purchase from Savills the number of shares sufficient to increase its share ownership to 20% of the Savills shares then outstanding. This option is exercisable at any time during the period from June 30, 2003, through June 30, 2005, at 120% of the market price prevailing at the time of exercise. The difference between the carrying value of the investment and the amount of underlying equity in net assets at June 30, 2000, of $10,443 is being amortized over 20 years and the remaining unamortized balance is $9,251 at December 31, 2001. In accordance with adoption of FAS 141/142 effective January 1, 2002, this remaining balance will no longer be amortized, but will continue to be evaluated for impairment, as required. The Company's portion of Savills' undistributed earnings totals $2,158 at December 31, 2001, and is included in retained earnings. The aggregate market value of the investment at December 31, 2001, is $16,178.

In 2001, 2000 and 1999, the Company made various investments in e-commerce-related companies. In December 2001 and December 2000, the Company recorded writedowns of $5,528 and $15,000, respectively, due to impairment in the value of these e-commerce investments. The impairment was triggered by: (i) the current status of the e-commerce industry (many technology companies have ceased operations, the availability of capital for e-commerce and Internet companies has been dramatically reduced, and the Dow Jones Internet Index was down) and (ii) the financial status of the companies in which the Company has invested. In evaluating the extent of the impairment related to its e-commerce investments, the Company considered the following factors: (i) the 2001 and 2000 financial results of the investees versus their original business plans, (ii) the value of the investees based on solicitations for additional financing recently made at the time of the impairment review, (iii) the investees' revised business plans and (iv) the investees' need for and limited availability of future funding.

Summarized financial information for unconsolidated subsidiaries accounted for on the equity method is as follows:

December 31	2001	2000
REAL ESTATE DEVELOPMENT:		
Real estate held for sale	$549,630	$504,629
Other assets	23,582	36,799
Total assets	$573,212	$541,428
Notes payable on real estate held for sale	$428,691	$344,868
Other liabilities	20,179	33,567
Equity	124,342	162,993
Total liabilities and equity	$573,212	$541,428
OTHER:		
Current assets	$214,823	$210,623
Non-current assets	102,870	110,379
Total assets	$317,693	$321,002
Current liabilities	$112,062	$119,187
Non-current liabilities	62,305	63,609
Minority interest	2,587	2,300
Equity	140,739	135,906
Total liabilities and equity	$317,693	$321,002
TOTAL:		
Assets	$890,905	$862,430
Liabilities	$623,237	$561,231
Minority interest	2,587	2,300
Equity	265,081	298,899
Total liabilities and equity	$890,905	$862,430

Years Ended December 31	2001	2000	1999
REAL ESTATE DEVELOPMENT:			
Total revenues	$ 88,070	$ 58,075	$67,248
Total expenses	80,634	43,582	19,152
Net income	$ 7,436	$ 14,493	$48,096
OTHER:			
Total revenues	$373,772	$395,127	$24,300
Total expenses	361,341	369,670	23,368
Net income	$ 12,431	$ 25,457	$ 932
TOTAL:			
Total revenues	$461,842	$453,202	$91,548
Total expenses	441,975	413,252	42,520
Net income	$ 19,867	$ 39,950	$49,028

NOTE 5. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:

	2001	2000
Payroll and bonuses	$ 37,175	$ 38,422
Commissions	34,260	41,475
Deferred income	10,706	6,381
Development costs	4,570	2,724
Interest	1,998	1,155
Insurance	1,943	936
Restructuring charges (see Note 14)	6,826	—
Other	11,138	10,064
	$108,616	$101,157

NOTE 6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt consists of the following at December 31:

	2001	2000
Borrowings under a $150,000 line of credit with a bank (the "$150,000 Line"); due December 2003, bearing interest at 1) the greater of prime or the Federal Funds Effective Rate plus 0.5% or 2) the Eurocurrency rate plus a margin ranging from 1.625% to 2.25% (weighted average borrowing rate of 5.79% at December 31, 2001); interest payable monthly	$43,000	$75,105
Borrowings under $25,000 discretionary line of credit with a bank (the "$25,000 Line"); each loan under the line matures in five business days, no later than December 15, 2002, bearing interest at a rate agreed upon between the Company and the bank (weighted average borrowing rate of 3.48% at December 31, 2001); interest payable at maturity of each loan	6,500	—
Other	4,667	1,377
Total long-term debt	54,167	76,482
Less current portion of long-term debt	11,167	1,377
	$43,000	$75,105

The shares of certain subsidiaries of the Company, accounting for at least 80% of Adjusted Gross EBITDA, as defined in the $150,000 Line agreement, are pledged as security for the $150,000 Line. In December 2001, the Company amended the $150,000 Line agreement to revise certain financial covenants.

The Company is subject to various covenants associated with the $150,000 Line, such as maintenance of minimum equity and liquidity and certain key financial data. In addition, the Company may not pay dividends or make other distributions on account of its common stock exceeding 50% of the previous year's net income before depreciation and amortization, and there are certain restrictions on investments and acquisitions that can be made by the Company. If certain financial ratios fall below a specified level, the Company will be required to make payments equal to cash flow until such time as the ratios reach the pre-established levels. At December 31, 2001, the Company is in compliance with all debt covenants.

The covenants associated with the $150,000 Line and the amount of the Company's other borrowings and contingent liabilities may have the effect of limiting the credit available to the Company under the line of credit to an amount less than the $150,000 commitment. At December 31, 2001, the Company has $77,678 available (taking into account letters of credit outstanding of $22,822 and limitations from borrowings under the $25,000 Line) under its $150,000 Line.

Under both the original and amended and restated $150,000 Line, the Company pays a quarterly fee equal to 0.25% of the unused commitments under the line. In addition, the $150,000 Line requires the Company to enter into one or more interest rate swap agreements for the Company's indebtedness in excess of $50,000 ensuring the net interest is fixed (see Note 16).

The Company's $25,000 Line is unsecured and borrowings under the $25,000 Line limit the borrowings under the $150,000 Line.

Principal maturities of long-term debt at December 31, 2001 are as follows:

2002	$11,167
2003	43,000
	$54,167

The Company has obligations under capital leases, primarily for furniture and equipment, with maturity dates through 2005 and bearing interest at various rates ranging from 5.75% to 9.02% per annum at December 31, 2001. Capital lease obligations are secured by the underlying assets.

Capital lease obligations consist of the following at December 31:

	2001	2000
Capital lease obligations	**$7,846**	$11,760
Less: Current portion of capital lease obligations	**4,689**	5,219
	$3,157	$ 6,541

Future minimum payments under capital lease obligations at December 31, 2001, are as follows:

2002	$5,184
2003	2,911
2004	376
2005	20
Total minimum lease payments	8,491
Amount representing interest	(645)
Present value of net minimum lease payments	$7,846

NOTE 7. NOTES PAYABLE ON REAL ESTATE HELD FOR SALE

The Company has loans secured by real estate held for sale (the majority of which are construction loans) totaling $158,226 and $148,098 as of December 31, 2001 and 2000, respectively. Interest rates on loans outstanding at December 31, 2001, range from 3.58% to 12.00%. Generally, interest only is payable on the real estate loans, with all unpaid principal and interest due at maturity. The unused commitments on real estate loans total $18,426 at December 31, 2001. All real estate loans have been classified as current liabilities on the balance sheet since the loans are expected to be repaid as the related projects are sold and projects are generally expected to be sold within one year of completion (see Note 2).

Three of the loans totaling $2,932 at December 31, 2001, and five of the loans totaling $3,236 at December 31, 2000, were drawn under a $30,000 master construction loan agreement with a bank. The loans outstanding at December 31, 2001 are secured by real estate held for sale with an aggregate carrying value of $3,841. The loans bear interest at LIBOR plus 2.25%, prime rate, or a combination of the two interest rates. The interest rate on loans outstanding at December 31, 2001, is 4.31%. The Company is subject to various covenants associated with the $30,000 master construction loan agreement such as maintenance of minimum net worth and liquidity and certain key financial data. In July 2001, the master construction loan agreement expired; therefore, no additional loans can be made under the agreement. The outstanding loans mature at varying dates through April 2002.

One loan totaling $955 at December 31, 2001, and four loans totaling $4,388 at December 31, 2000, were drawn under a two-year $20,000 revolving line of credit with a bank. The loans bear interest at LIBOR plus 1.75% or prime rate and the proceeds of the loans were to be used for the acquisition of retail properties subject to "triple net" leases. The loan outstanding at December 31, 2001, is secured by real estate held for sale with an aggregate carrying value of $1,289. The interest rate on the loan outstanding at December 31, 2001, is 4.19%. The Company is subject to various covenants associated with the $20,000 revolving line of credit such as maintenance of minimum equity and liquidity and certain key financial data. In December 2000, the revolving line of credit expired; therefore, no additional loans can be made under the revolving line of credit. The outstanding loan matures in March 2002.

Capitalized interest in 2001 and 2000 totaled $2,229 and $3,872, respectively. At December 31, 2001, $48,920 of the $158,226 notes payable on real estate held for sale is recourse to the Company. With respect to two of the projects to which the recourse obligations relate, the Company either has agreements with institutional or investment grade investors to purchase the project and repay the related note payable upon completion of the project or has long-term leases with or guaranteed by investment grade companies, which management believes mitigates the risk under these recourse notes. The aggregate amount with respect to these two projects totals $26,719 at December 31, 2001.

NOTE 8. STOCKHOLDERS' EQUITY

The holders of shares of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. Each share of common stock is entitled to participate equally in dividends, when and if declared, and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, subject in all cases to any rights of outstanding shares of preferred stock.

In August 1996, in connection with a private offering to Company employees and directors of 9,634 shares of Class E common stock, the Company provided financing of $9,394 to stockholders, which was reflected as a reduction of stockholders' equity. These stockholder loans bore interest at prime plus 0.5% interest. Principal and interest were payable annually and the notes were to mature in March 2001. Principal and interest payments of $98 and $2 were received in 2000. At December 31, 2000, all amounts under the notes were repaid.

The Company has elected to use the intrinsic method in accounting for its employee stock options because, as discussed below, the alternative fair value accounting requires the use of option valuation models that were not developed for use in valuing employee stock options. Compensation expense is recognized to the extent the market price of the underlying stock on the date of grant exceeds the exercise price of the option.

Under the Trammell Crow Company 1997 Option Plan (the "Assumed Option Plan"), the Company issued options to purchase 2,423,769 shares of the Company's common stock at an exercise price of $3.85 per share. All options available under the Assumed Option Plan were granted on August 1, 1997. The options vested at the closing of the Company's initial public offering on December 1, 1997, and became exercisable 30 days after that date. The options expire 10 years from the date of grant.

The Trammell Crow Long-Term Incentive Plan (the "Long-Term Plan") originally provided for the issuance of up to 5,334,878 shares of common stock. In May 1999, the Long-Term Plan was amended to increase the number of shares available for future awards to 8,634,878 shares of common stock. Options to acquire shares of common stock granted by the Company under the Long-Term Plan have exercise prices equal to the fair market value of the common stock on the date of grant and expire 7 to 10 years from the date of grant. Except for options granted to members of the Board of Directors and options granted in connection with acquisitions of real estate service companies, outstanding options vest over periods ranging from three to five years, and generally have partial vesting on anniversaries of the grant date.

The Long-Term Plan also provides for the awards of Stock Appreciation Rights, Restricted Stock and Performance Units. In 2001 and 2000, the Company granted 7,562 shares and 108,025 shares, respectively, of restricted stock under the Long-Term Plan. The restricted stock vesting periods range from three to five years, with partial vesting on each of the anniversaries of the grant date. The Company recognizes compensation expense related to restricted stock grants over the vesting period of the restricted stock in an amount equal to the fair market value of the Company's stock on the date of grant.

At December 31, 2001, common shares reserved for future issuance under the Assumed Option Plan and the Long-Term Plan total 9,683,908 shares.

The weighted-average grant date fair value of the Company's restricted stock is $11.44 for stock issued in 2001 and 2000, and $16.84 for stock issued in 1999. The Company recognized compensation expense of $892, $1,592 and $1,587 in 2001, 2000 and 1999, respectively, related to the grants of restricted shares, net of forfeitures.

Pro forma information regarding net income and earnings per share, shown in the table below, has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.30%, 6.23% and 5.59%; a dividend yield of 0.00%; volatility factors of the expected market price of the Company's common stock of 0.432, 0.526 and 0.456; and a weighted-average expected life of the options of seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma information is as follows:

	2001	2000	1999
Pro forma net income (loss)	**$(7,382)**	$28,656	$47,836
Pro forma earnings (loss) per common share			
Basic	**$ (0.20)**	$ 0.82	$ 1.37
Diluted	**$ (0.20)**	$ 0.79	$ 1.31

A summary of the Company's stock option activity and related information for the years ended December 31, 2001, 2000 and 1999, is as follows:

2001	Exercise Price of $3.85 (Below Market Price at Grant Date)	Exercise Price of $10.00 to $14.50 (at Market Price at Grant Date)	Exercise Price of $14.51 to $22.75 (at Market Price at Grant Date)	Exercise Price of $22.76 to $36.00 (at Market Price at Grant Date)	Total
OPTIONS OUTSTANDING:					
Beginning of year	**1,613,123**	**1,567,343**	**3,626,449**	**231,416**	**7,038,331**
Granted	—	**1,567,610**	—	—	**1,567,610**
Exercised	**(324,944)**	—	—	—	**(324,944)**
Forfeited	—	**(271,500)**	**(646,897)**	**(14,118)**	**(932,515)**
Expired	—	—	—	—	—
End of year	**1,288,179**	**2,863,453**	**2,979,552**	**217,298**	**7,348,482**
WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS:					
Granted	—	**$10.27**	—	—	
Exercised	**$3.85**	—	—	—	
Forfeited	—	**$11.44**	**$17.67**	**$29.03**	
Outstanding at end of year	**$3.85**	**$10.83**	**$17.68**	**$29.66**	
Weighted-average fair value of options granted	—	**$5.50**	—	—	
Weighted-average remaining contractual life	**5.6 years**	**7.3 years**	**6.6 years**	**6.4 years**	
OPTIONS EXERCISABLE:					
Number of options	**1,288,179**	**411,779**	**2,260,942**	**187,707**	**4,148,607**
Weighted-average exercise price	**$3.85**	**$11.30**	**$17.66**	**$29.85**	

2000	Exercise Price of $3.85 (Below Market Price at Grant Date)	Exercise Price of $10.00 to $14.50 (at Market Price at Grant Date)	Exercise Price of $14.51 to $22.75 (at Market Price at Grant Date)	Exercise Price of $22.76 to $36.00 (at Market Price at Grant Date)	Total
OPTIONS OUTSTANDING:					
Beginning of year	1,739,571	15,000	4,032,117	249,772	6,036,460
Granted	—	1,624,343	—	—	1,624,343
Exercised	(126,448)	—	—	—	(126,448)
Forfeited	—	(72,000)	(405,668)	(18,356)	(496,024)
Expired	—	—	—	—	—
End of year	1,613,123	1,567,343	3,626,449	231,416	7,038,331
WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS:					
Granted	—	$11.46	—	—	
Exercised	$3.85	—	—	—	
Forfeited	—	$11.44	$17.58	$31.72	
Outstanding at end of year	$3.85	$11.49	$17.68	$29.62	
Weighted-average fair value of options granted	—	$7.03	—	—	
Weighted-average remaining contractual life	6.6 years	9.2 years	7.6 years	7.4 years	
OPTIONS EXERCISABLE:					
Number of options	1,613,123	18,460	2,257,619	144,505	4,033,707
Weighted-average exercise price	$3.85	$11.44	$17.62	$29.86	

1999	Exercise Price of $3.85 (Below Market Price at Grant Date)	Exercise Price of $10.00 to $14.50 (at Market Price at Grant Date)	Exercise Price of $14.51 to $22.75 (at Market Price at Grant Date)	Exercise Price of $22.76 to $36.00 (at Market Price at Grant Date)	Total
OPTIONS OUTSTANDING:					
Beginning of year	2,123,474	—	2,228,951	244,759	4,597,184
Granted	—	15,000	2,229,559	8,714	2,253,273
Exercised	(383,903)	—	(22,456)	—	(406,359)
Forfeited	—	—	(403,937)	(3,701)	(407,638)
Expired	—	—	—	—	—
End of year	1,739,571	15,000	4,032,117	249,772	6,036,460
WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS:					
Granted	—	$14.50	$17.78	$28.00	
Exercised	$3.85	—	$17.50	—	
Forfeited	—	—	$17.59	$30.85	
Outstanding at end of year	$3.85	$14.50	$17.67	$29.77	
Weighted-average fair value of options granted	—	$8.22	$9.90	$15.14	
Weighted-average remaining contractual life	7.6 years	9.8 years	8.6 years	8.4 years	
OPTIONS EXERCISABLE:					
Number of options	1,739,571	—	1,350,730	98,065	3,188,366
Weighted-average exercise price	$3.85	—	$17.58	$30.03	

NOTE 9. INCOME TAXES

The provision (benefit) for income taxes consists of the following for the years ended December 31:

	2001	2000	1999
Current			
Federal	**$ 10,495**	$25,038	$25,387
State	**2,118**	5,055	5,124
	12,613	30,093	30,511
Deferred			
Federal	**(11,266)**	(5,335)	3,862
State	**(2,273)**	(1,077)	781
	(13,539)	(6,412)	4,643
	$ (926)	$23,681	$35,154

The components of the net deferred tax asset are summarized below as of December 31:

	2001	2000
Deferred tax assets		
Bad debts	**$ 1,531**	$ 1,519
Depreciation	**1,582**	1,156
Basis difference on real estate held for sale	**964**	964
Compensation expense relating to stock options	**6,642**	8,643
Impairment of investments	**18,024**	5,893
Interest rate swap agreement	**1,405**	—
Restructuring charges relating to future rent expense	**1,795**	—
Foreign currency translation adjustments	**924**	224
Other	**2,684**	2,567
	35,551	20,966
Less: valuation allowance	**(1,986)**	(1,730)
Total deferred tax assets	**33,565**	19,236
Deferred tax liabilities		
State taxes	**(517)**	(775)
Goodwill amortization	**(1,337)**	(909)
Other	**(2,290)**	(2,245)
Total deferred tax liabilities	**(4,144)**	(3,929)
Net deferred tax asset	**$29,421**	$15,307

Components of deferred income taxes are as follows at December 31:

	2001	2000
Current	**$ 3,182**	$ 2,219
Noncurrent	**26,239**	13,088
Net deferred tax asset	**$29,421**	$15,307

The differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rates to income (loss) before income taxes for the years ended December 31 are:

	2001	2000	1999
Tax at statutory rate applied to income (loss) before income taxes	**$(2,148)**	$20,698	$31,360
State income taxes, net of federal tax benefit	**(263)**	2,537	3,842
Non-deductible meals	**692**	887	876
Other	**537**	(305)	(512)
Change in valuation allowance	**256**	(136)	(412)
	$ (926)	$23,681	$35,154

NOTE 10. OPERATING LEASES

The Company has commitments under operating leases for office space and office equipment. During the years ended December 31, 2001, 2000 and 1999, rent expense was $26,712, $22,247 and $17,604, including $604, $1,096 and $4,310, respectively, paid to affiliates of the Company.

Minimum future rentals under noncancelable operating lease commitments in effect at December 31, 2001, are as follows:

	Affiliate	Nonaffiliate	Total
2002	$ 204	$20,022	$20,226
2003	168	16,812	16,980
2004	168	12,592	12,760
2005	168	8,792	8,960
2006	168	6,075	6,243
Thereafter	140	8,771	8,911
	$1,016	$73,064	$74,080

NOTE 11. EMPLOYEE BENEFIT PLANS

The Company's employees participate in a defined contribution savings plan, which provides the opportunity for pretax contributions by employees. The Company matches 50% of the employee's contributions up to 6% of the employee's annual earnings or a maximum of $5 per employee per annum. The Company's contribution expense for 2001, 2000 and 1999, including amounts reimbursed by customers, was $7,068, $6,475 and $5,317, respectively.

Prior to 1998, the Company administered a profit sharing plan for key employees (the "Profit Sharing Plan"). Each participant had a profit sharing account that was adjusted annually for the participant's percentage of the earnings for a profit sharing unit, cash distributions, tax rate changes, and other adjustments. Distributions to participants were limited to Available Cash, as defined. Any difference between the amount expensed and the amount paid to the participants was recorded as deferred compensation. In connection with the Company's initial public offering, the Company terminated any future awards under the Profit Sharing Plan. All remaining deferred compensation accrued through 1997 was paid by December 31, 1999.

Effective March 1, 1998, the Company established the Trammell Crow Company Employee Stock Purchase Plan (the "ESPP"). Employees may elect to have bi-weekly payroll deductions of 1.0% to 10.0% of gross earnings, which is used to purchase, on a semi-annual basis, stock of the Company at a 15% discount from market value. The ESPP was amended, effective July 1, 2001, to institute a six-month holding period for stock purchased under the plan. The ESPP is available to all employees. The Company has reserved 2,000,000 shares of common stock for issuance under the ESPP, of which 1,008,120 have been issued as of December 31, 2001. Shares issued under the ESPP may be issued from treasury, if available.

NOTE 12. GAIN ON DISPOSITION OF REAL ESTATE

Real estate dispositions during the years ended December 31 were as follows:

	2001	2000	1999
Projects sold	**46**	48	35
Net sale price	**$170,389**	$211,600	$159,280
Gain on sale	**$ 23,902**	$ 41,804	$ 33,246

In 2001, the Company sold 75% of its interest in a wholly owned partnership that owned real estate at a sales price equal to $2,238 (75% of the partnership's net book value) and provided partial financing of the purchase in the amount of $186.

In addition, the Company purchased, for an amount approximating book value, the 1% general partnership interest of a partnership that owned real estate in which the Company was a 99% limited partner prior to the transaction. As a result of the transaction, the Company acquired $11,644 of assets, including cash of $202, and assumed liabilities totaling $11,046. In another transaction, for an amount approximating book value, the Company sold its 1% general partnership interest in a partnership that owned real estate, while retaining its 99% limited partnership interest. As a result, the Company disposed of $8,869 of assets, including cash of $287, and $8,869 of liabilities. No gains or losses were recognized on these transactions.

In 2000, the Company received $15,160 from a real estate partnership in which it has a 10% interest, representing reimbursement of costs expended in excess of the Company's required capital contribution of $354. In two other transactions, the Company sold its interest, at net book value, in partnerships that owned real estate with an aggregate cost of $16,827 and had debt and outstanding payables totaling the same amount. In conjunction with the sales of two other real estate projects, the Company provided financing to the purchasers for a portion of the purchase price in the aggregate amount of $7,022. The Company entered into two agreements with land sellers whereby the Company acquired property subject to nonrecourse purchase money mortgages with the contractual right to deed back to these sellers any property not sold by a certain date. In 2000, in accordance with its rights under these agreements, the Company deeded land back to the lenders with an aggregate fair market value of $6,108. No gains or losses were recognized on these transactions.

In the fourth quarter of 2000, the Company sold all of its partnership interests in a wholly owned subsidiary for a net sales price of $26,949. In exchange for the net assets of the partnership, which included $26,782 of real estate held for sale, other assets of $1,419, and the assumption of a mortgage loan and liabilities of $26,915, the Company received net cash proceeds of $4,120 and has a receivable from the buyer of $1,581, resulting in a gain on disposition of $3,864.

NOTE 13. GOODWILL AND ACQUISITIONS OF REAL ESTATE SERVICE COMPANIES

In December 2001, the Company recorded total writedowns due to impairment of goodwill and intangibles of $28,516, offset by $2,346 million of related minority interest. Of these writedowns, $20,479 is due to impairment of goodwill and related intangibles recorded in connection with the Company's acquisition of portions of the businesses of Faison & Associates and Faison Enterprises, Inc. (the "Faison Acquisition"). The impairment resulted from 2001 operating losses and declining forecasts for future operations in the retail center development and mall management portions of these businesses (primarily due to continuing consolidation of regional mall ownership into REITs, which tend to self-manage their properties), in addition to the losses of several large management agreements in 2001, which left the Company with no significant business in certain geographic areas. Subsequent to December 31, 2001, the Company sold the retail center development and mall management businesses to an affiliate of Faison Enterprises, Inc. (see Note 21). The amount of the writedown represents 100% of the unamortized goodwill attributable to the retail center development and mall management businesses and the business units affected by management agreement losses. As of December 31, 2001, the remaining unamortized balance of goodwill and related intangibles from the Faison Acquisition was $12,693, and there had been no indicators of impairment in the business units to which this remaining balance is attributable.

Also included in the Company's total 2001 writedowns is a writedown of $4,788, offset by $2,346 of related minority interest, due to impairment of goodwill recorded in connection with the Company's 2000 expansion of its joint venture with Savills into the Asia-Pacific region ("Trammell Crow Savills Asia-Pacific"). The impairment resulted from 2001 operating losses and business strategy changes that impact the Company's growth strategy in Asia-Pacific markets. The Company intends to allocate existing or additional resources to Asia-Pacific markets as its U.S. customers require services in these markets but does not intend to aggressively pursue new customers in these markets.

The remaining $3,249 of writedowns in 2001 is primarily due to impairment of an intangible related to a management contract that the Company intends to terminate, effectively eliminating the future cash flows of the underlying management contract.

In December 2000, the Company recorded a $25,347 writedown due to impairment of goodwill and related intangibles representing the remaining unamortized balance of goodwill and intangibles recorded in connection with an acquisition of the business of Doppelt & Company in August 1997. The impairment was triggered by: (i) the loss in the fourth quarter of 2000 of key management and revenue-producing personnel hired from the acquired company; (ii) the loss of key national customers related to the acquired company and resignation from unprofitable accounts; and (iii) the identification in the fourth quarter of 2000 of increasing losses, as well as a net loss for the fourth quarter of 2000 for the acquired business, instead of a net profit for the fourth quarter of 2000 as was expected at the end of the third quarter of 2000. In evaluating the extent of the impairment related to its 1997 acquisition, the Company considered the following factors: (i) a reduction of revenue from the largest individual customer of the acquired company and an announcement by the customer that they would be further reducing the services required by the Company, (ii) the 2001 business plan related to the acquired company did not include any additional revenues from the acquired company clients and (iii) the Company's determination that there was no positive cash flow or earnings associated with the acquired company and the Company's reluctance to commit additional resources to the acquired business. Revenues and net income (loss) before tax and writedowns, respectively, related to the acquired business were $7,188 and $(5,788) in 2000, and $10,888 and $190 in 1999.

In July 1999, the Company acquired the business of Phoenix Corporate Services LLC, a Cambridge, Massachusetts-based commercial real estate outsourcing services firm, and Leeds Construction Company, Inc., an affiliated company ("Phoenix"). The Company acquired substantially all of the assets of Phoenix for a base purchase price of approximately $10,260 ($8,760 of which was paid in cash at closing and the remainder of which was satisfied by issuing a $1,500 letter of credit into escrow at closing) and 268,306 shares of common stock. The $1,500 letter of credit expired in July 2000, at which time the Company paid cash in the amount of $1,500 to the seller. In addition, the Company agreed to pay up to $2,400 in cash if the acquired business met certain performance thresholds, all of which has been paid as of December 31, 2001. At the date of acquisition, the Company also issued 5,619 restricted shares of common stock under the Company's Long-Term Plan to an employee of Phoenix who became employed by the Company in connection with the acquisition, and paid an aggregate of $600 to the two principals and an employee of Phoenix in exchange for certain covenants not to compete. In connection with the acquisition, which was accounted for using the purchase method of accounting, the Company recorded goodwill of $14,607. The operations of Phoenix are included in the Company's operations from the date of acquisition. The Company borrowed approximately $10,000 under its credit facility to fund the acquisition.

NOTE 14. RESTRUCTURING CHARGES

During the first quarter of 2001, the Company announced an internal reorganization of its business designed to consolidate all of the property and facilities management, brokerage and corporate advisory, and construction and project management services delivered to both corporate and institutional customers under a single leadership structure. As part of the reorganization, the Company advised approximately 300 employees across all functions and levels that their jobs were being eliminated as part of a cost-cutting effort focusing on inefficiencies and redundancies. During the year ended December 31, 2001, the Company incurred restructuring charges of $3,694 related to these terminations, consisting primarily of involuntary employee termination benefits including severance and outplacement benefits. At December 31,

2001, approximately 250 employees had been terminated and the accrual balance was $1,122. These terminations are expected to be complete by the end of the first quarter of 2002.

In July 2001, the Company also formalized and communicated its previously announced internal reorganization designed to centralize and improve the efficiency of its accounting operations. The plan calls for the consolidation of client accounting operations into three regional centers in Dallas, Texas; Memphis, Tennessee; and Seattle, Washington; and the consolidation of the Company's internal accounting in Dallas, Texas. The accounting restructuring plan contemplates the termination of approximately 200 accounting personnel at 18 locations throughout the United States, with termination dates ranging from July 2001 through April 2002. Subsequent to the original communication of the plan, approximately 80 of these employees resigned or were placed into open positions or onto new customer accounts and therefore became ineligible for severance. During the year ended December 31, 2001, the Company recognized $1,459 of restructuring charges, consisting of involuntary termination benefits including severance and outplacement benefits related to these terminations. At December 31, 2001, approximately 80 terminations had been completed, and the accrual balance was $727. Management expects this plan to provide a net reduction in headcount of approximately 70 employees, as eliminated positions are replaced by new hires in Dallas, Memphis and Seattle. The plan is anticipated to be complete by the end of the second quarter of 2002.

As part of its restructuring plans, primarily during the fourth quarter of 2001, the Company closed several offices and identified offices with excess space that it intends to sublease to third parties. The Company recorded restructuring charges of $5,799 related to these activities, primarily comprised of future rent charges and costs to sublease (offset by estimated future sublease income) and miscellaneous furniture and equipment writeoffs. At December 31, 2001, the accrual balance for these charges is $4,977. This accrual will be relieved over the remaining lease terms of the underlying leases, ranging from nine months to ten years.

NOTE 15. RELATED PARTY TRANSACTIONS

In 2001, 2000 and 1999, the Company derived 6%, 7% and 8%, respectively, of its total revenues from services provided principally to certain stockholders of the Company. In addition, in 2001, 2000, and 1999, the Company derived 3%, 2% and 2%, respectively, of its total revenues from services provided to two customers of which two of the Company's directors are or were officers.

The Company has agreements to provide development and brokerage services to the entities in which RHI and Fund IV have invested, as well as office and administrative services to RHI, under terms that the Company believes are consistent with the terms in similar agreements with unrelated parties.

In January 1997, the Company formed a joint venture with an affiliate of one of the stockholders to provide management information services. Both parties shared equally in any distributions from the joint venture. The Company received distributions of $1,093 through December 31, 2001. The Company had a five-year management information system agreement with the joint venture for related services and, in early 2000, reduced the services received and the scope of such agreement. No services were received in 2001, and, as such, no related fees were paid in 2001. The Company paid fees of $360 and $4,978 in 2000 and 1999, respectively, for such services.

NOTE 16. FINANCIAL INSTRUMENTS

In September 1998, as required under the Company's $150,000 line of credit, the Company entered into an interest rate swap agreement to manage market risks related to changes in interest rates. The Company's participation in derivative transactions has been limited to hedging purposes. Derivative instruments are not held or issued for trading purposes. Through June 24, 1999, the Company had an interest rate swap agreement outstanding with a notional amount of $135,000. This swap agreement established a fixed interest pay rate of 5.29% on a portion of the Company's variable rate debt. On June 24, 1999, the interest rate swap agreement was renewed for a nine-month period ending March 24, 2000, with a notional amount of $125,000. This swap agreement established a fixed interest pay rate of 5.52% on a portion of the Company's variable rate debt. On March 24, 2000, the interest rate swap agreement was renewed for a 12-month period ending March 24, 2001, with a notional amount of $150,000 through June 26, 2000, a notional amount of $125,000 through September 25, 2000, and a notional amount of $100,000 through March 24, 2001. This swap agreement established a fixed interest pay rate of 6.65% on a portion of the Company's variable rate debt. On March 24, 2001, the interest rate swap agreement was renewed for a 24-four month period ending March 24, 2003, with a notional amount of $150,000. This swap agreement established a fixed interest pay rate of 4.68% on a portion of the Company's variable rate debt. Under these swap agreements, if the actual LIBOR-based rate is less than the specified fixed interest rate, the Company is obligated to pay the differential interest amount, such amount being recorded as incremental interest expense. Conversely, if the LIBOR-based rate is greater than the specified fixed interest rate, the differential interest amount is refunded to the Company and recorded as a reduction of interest expense. The weighted average receive rates for these interest rate swap agreements for 2001, 2000 and 1999 were 4.07%, 6.40% and 5.20%, respectively. In connection with these agreements, the Company recorded incremental interest expense of $848 in 2001, a reduction of interest expense of $3 in 2000 and incremental interest expense of $260 in 1999.

Upon the adoption of Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), on January 1, 2001, the Company is required to record the interest rate swap agreement at fair market value, and recognize changes in fair value in current period earnings, unless the interest rate swap agreement is effectively designated as a hedge. Prior to November 1, 2001, the interest rate swap agreement was not effectively designated as a hedge (while it was entered into for hedging purposes); this resulted in $4,809 being recognized as expense related to the interest rate swap agreement for the period from January 1, 2001, through October 31, 2001, due to a change in fair value of the interest rate swap agreement.

As of November 1, 2001, the Company effectively elected hedge accounting treatment as defined by FAS 133 for its interest rate swap agreement. Provided that a specified range of effectiveness is maintained, the effective portion of future changes in fair value of the interest rate swap agreement will be reported as a separate component of other comprehensive income. Any remaining changes in fair value of the interest rate swap agreement will be recognized in current period earnings. Future payments under the interest rate swap agreement will be charged to the liability recorded prior to the hedge designation, therefore benefiting net income in future periods. The Company recorded $609 of payments against its liability in 2001 that would have been recorded to interest expense in 2001, had the interest rate swap agreement not been designated as a hedge. The liability balance related to the interest rate swap agreement was $3,995 at December 31, 2001.

Accounts receivable, accounts payable and accrued expenses and other liabilities are carried at amounts that reasonably approximate their fair values. The fair values of the Company's long-term debt and notes payable on real estate held for sale reasonably approximate their fair values based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

NOTE 17. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company has guaranteed $102,716 of real estate notes payable of its unconsolidated subsidiaries. These notes are secured by the underlying real estate and have maturity dates through May 2005. With respect to three of the projects to which these guarantees relate, the Company either has agreements with institutional or investment grade investors to purchase the project and repay the related debt upon completion of the project or has long-term leases with or guaranteed by investment grade companies, which management believes mitigates its risk of incurring any future liability under the guarantees. The aggregate amount the Company has guaranteed with respect to these three projects totals $73,018 at December 31, 2001. In addition, with respect to another project to which these guarantees relate, the Company has been indemnified by the outside partner in the project for $6,250 of the $12,500 guarantee at December 31, 2001.

At December 31, 2001, the Company has outstanding letters of credit totaling $26,660, of which $5,044 is recorded in other current liabilities and $4,666 is included in notes payable on real estate held for sale. The letters of credit expire at varying dates through January 2003.

In addition, at December 31, 2001, the Company has numerous completion and budget guarantees relating to development projects. Each of these guarantees requires the Company to complete construction of the relevant project within a specified time frame and/or within a specified budget, with the Company being liable for costs to complete in excess of such budget. However, the Company generally has "guaranteed maximum price" contracts with reputable general contractors, which are intended to pass the budget risk to such contractors. The Company does not expect to incur any material losses under these guarantees.

The Company has a commitment to fund its share of additional capital requirements of Fund IV, upon request of its general partner, RHI, up to a maximum of $14,800. Through December 31, 2001, the Company has funded $5,365 of this commitment, which represents all the additional capital contributions requested through such date.

The Company and its subsidiaries are defendants in lawsuits that arise in the normal course of business. In management's judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's results of operations or financial position.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is summarized below for the three years ended December 31:

	2001	2000	1999
Interest paid	**$15,330**	$18,677	$11,029
Income taxes paid	**13,232**	33,648	21,382
Profit sharing distributions paid	**—**	—	5,860
Non cash activities:			
Issuance of restricted stock, net of forfeitures	**(322)**	2,433	1,955
Capital lease obligations	**3,062**	12,928	—
Contributions of contracts by minority interest holder	**—**	2,681	—
Recognized deferred gains related to dispositions in previous periods	**281**	—	—

NOTE 19. SEGMENT INFORMATION

DESCRIPTION OF SERVICES BY SEGMENT

During the first quarter of 2001, the Company announced an internal reorganization of its business, effective January 1, 2001, designed to consolidate all of the property and facilities management, brokerage and corporate advisory, and construction and project management services delivered to both corporate and institutional customers under a single leadership structure referred to as the Global Services Group. The reorganization also created a national organization, the Development and Investment Group, focused solely on the Company's development and investment activities, both those performed on behalf of institutional and corporate customers on a fee basis and those pursuant to which the Company takes an ownership position. While the services provided by the Company remained the same, the reorganization changed the way the Company's business is managed and financial resources are allocated. Therefore, the Company's reportable segments, Global Services and Development and Investment, have changed correspondingly for 2001.

In the second quarter of 2000, as the Company increased its activities in and assigned more dedicated resources to e-commerce, the Company began reporting its e-commerce initiatives, including related overhead, in a third segment. The E-Commerce segment does not include investments in ongoing technology advancements internal to the Company's other two business segments.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

The Company evaluates performance and allocates resources among its three reportable segments based on income before income taxes and EBITDA, as adjusted (as defined in footnote 2 in the following table). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

FACTORS MANAGEMENT USED TO IDENTIFY THE COMPANY'S REPORTABLE SEGMENTS

The Company's reportable segments are defined by the nature of the service provided and activities conducted. Because development services require specialized knowledge, the new organizational structure allows the group of individuals with specialized knowledge and experience in development activities to perform these services with greater focus through the Company's Development and Investment segment. The structure of the Global Services segment allows the Company to better utilize resources for the provision of similar services in specific geographic areas. The E-Commerce segment captures distinct e-commerce business and investments and is separately managed. Effective January 1, 2002, the Company transferred operational responsibility for its e-commerce initiatives to management of the Global Services Group, as it views these initiatives as integral parts of its service platform, not as separate businesses. Accordingly, the Company will begin to report its e-commerce activities within its Global Services segment in 2002.

Virtually all of the Company's revenues are from customers located in the United States. No individual customer accounts for more than 10% of the Company's revenues.

Summarized financial information for reportable segments is as follows:

Years ended December 31	2001	2000[1]	1999[1]
GLOBAL SERVICES:			
Total revenues	**$660,756**	$670,404	$553,085
Costs and expenses[2]	**667,732**	633,903	505,378
Income (loss) before income taxes	**(6,976)**	36,501	47,707
Depreciation and amortization	**24,524**	20,745	15,247
Interest expense	**5,693**	5,788	3,844
Writedowns due to impairment of goodwill, intangibles and investments	**24,109**	25,347	—
Minority interest related to goodwill writedowns	**(2,346)**	—	—
Change in fair value of interest rate swap agreement	**3,917**	—	—
Restructuring charges	**8,237**	—	—
EBITDA, as adjusted[3]	**$ 57,158**	$ 88,381	$ 66,798
DEVELOPMENT AND INVESTMENT:			
Total revenues	**$109,692**	$141,265	$134,358
Costs and expenses[2]	**101,405**	100,912	92,468
Income before income taxes	**8,287**	40,353	41,890
Depreciation and amortization	**3,306**	3,377	2,296
Interest expense	**9,364**	11,159	5,663
Writedowns due to impairment of goodwill and intangibles	**4,407**	—	—
Change in fair value of interest rate swap agreement	**892**	—	—
Restructuring charges	**2,715**	—	—
EBITDA, as adjusted[3]	**$ 28,971**	$ 54,889	$ 49,849
E-COMMERCE:			
Total revenues	**$ —**	$ —	$ —
Costs and expenses[2]	**7,448**	17,719	—
Loss before income taxes	**(7,448)**	(17,719)	—
Writedowns due to impairment of investments	**5,528**	15,000	—
EBITDA, as adjusted[3]	**$ (1,920)**	$ (2,719)	$ —
TOTAL:			
Total revenues	**$770,448**	$811,669	$687,443
Costs and expenses[2]	**776,585**	752,534	597,846
Income (loss) before income taxes	**(6,137)**	59,135	89,597
Depreciation and amortization	**27,830**	24,122	17,543
Interest expense	**15,057**	16,947	9,507
Writedowns due to impairment of goodwill, intangibles and investments	**34,044**	40,347	—
Minority interest related to goodwill writedowns	**(2,346)**	—	—
Change in fair value of interest rate swap	**4,809**	—	—
Restructuring charges	**10,952**	—	—
EBITDA, as adjusted[3]	**$ 84,209**	$140,551	$116,647

December 31	2001	2000[1]
TOTAL ASSETS:		
Global Services	**$331,322**	$404,879
Development and Investment	**367,823**	319,391
E-Commerce	**—**	2,164
Total consolidated assets	**$699,145**	$726,434

[1] The 2000 and 1999 segment information has been reclassified to conform to the presentation of 2001 segment information, which reflects the changes in the Company's reportable segments effective January 1, 2001. The 1999 segment information has also been reclassified to conform to the addition of the E-Commerce segment in the second quarter of 2000.

(2) Cost and expenses include non-cash compensation expense related to the amortization of employment contracts and unearned stock compensation of $2,516, $3,815 and $2,757 related to the Global Services segment and $364, $464 and $540 related to the Development and Investment segment in 2001, 2000 and 1999, respectively. Through December 2001, there had been no non-cash compensation expense related to the E-Commerce segment.

(3) EBITDA, as adjusted, represents earnings before interest, income taxes and depreciation and amortization, writedowns due to impairment of goodwill, intangibles and investments, net of related minority interest, the change in fair value of the Company's interest rate swap agreement and restructuring charges. Management believes that EBITDA, as adjusted, can be a meaningful measure of the Company's operating performance, cash generation and ability to service debt. However, EBITDA, as adjusted, should not be considered as an alternative to: (i) net earnings (determined in accordance with GAAP); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA, as adjusted, is comparable to similarly titled items reported by other companies.

NOTE 20. UNAUDITED INTERIM FINANCIAL INFORMATION

Unaudited summarized financial information by quarter is as follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
2001:				
Total revenues	**$174,491**	**$193,479**	**$183,040**	**$219,438**
Net income (loss)	**20**(1)	**4,265**(2)	**3,784**(3)	**(13,280)**(4)
Earnings (loss) per share:				
Basic	**$0.00**(1)	**$0.12**(2)	**$0.11**(3)	**$(0.38)**(4)
Diluted	**$0.00**(1)	**$0.12**(2)	**$0.10**(3)	**$(0.38)**(4)
2000:				
Total revenues	$163,244	$186,090(5)	$202,757	$259,578
Net income	3,700	8,393	16,635	6,726(6)
Earnings per share:				
Basic	$0.11	$0.24	$0.48	$0.19(6)
Diluted	$0.10	$0.23	$0.46	$0.18(6)
1999:				
Total revenues	$134,789	$149,736	$195,682	$207,236
Net income	7,103	8,264	16,699	22,377
Earnings per share:				
Basic	$0.21	$0.24	$0.47	$0.64
Diluted	$0.20	$0.23	$0.46	$0.61

(1) In the first quarter of 2001, the Company recorded $243 of restructuring charges (see Note 14). Without the effect of this non-recurring charge, net income would have been $168 and basic and diluted earnings per share would still have both been $0.00 for the quarter ended March 31, 2001.

(2) In the second quarter of 2001, the Company recorded $704 of restructuring charges (see Note 14) and $402 related to the change in fair value of its interest rate swap agreement (see Note 16). Without the effects of these non-recurring charges, net income would have been $4,967 and basic and diluted earnings per share would have been $0.14 and $0.13, respectively, for the quarter ended June 30, 2001.

(3) In the third quarter of 2001, the Company recorded $3,480 of restructuring charges (see Note 14) and $3,536 related to the change in fair value of its interest rate swap agreement (see Note 16). Without the effects of these non-recurring charges, net income would have been $7,950 and basic and diluted earnings per share would have both been $0.22 for the quarter ended September 30, 2001.

(4) In December 2001, the Company recorded writedowns of $28,516, offset by $2,346 of related minority interest, due to impairment of goodwill and intangibles (see Note 13). The Company also recorded a writedown of $5,528 to reflect impairment in the value of e-commerce investments made in late 1999, 2000 and 2001, consistent with the decrease in the value of companies in this sector since mid-2000 (see Note 4). In addition, the Company recorded $6,525 of restructuring charges (see Note 14) and $871 related to the change in fair value of its interest rate swap agreement, with an offsetting benefit to interest expense of $609 (see Note 16). Without the effects of these non-recurring charges, net income would have been $10,187 and basic and diluted earnings per share would have been $0.29 and $0.28, respectively, for the quarter ended December 31, 2001.

(5) Certain revenues for the period ended June 30, 2000, have been reclassified to conform to the presentation for the quarter and year ended December 31, 2000. As a result, total revenues for the quarter ended June 30, 2000, differ from the amounts reported in the Company's Quarterly Report on Form 10-Q for June 30, 2000. These reclassifications do not impact net income.

(6) In December 2000, the Company recorded a $25,347 writedown due to impairment of goodwill and related intangibles (see Note 13). Also in December 2000, the Company recorded a $15,000 writedown to reflect impairment in the value of e-commerce investments made in late 1999 and 2000, consistent with the decrease in value of companies in this sector since mid-2000 (see Note 4). Without the effects of these non-recurring charges, net income would have been $30,917 and basic and diluted earnings per share would have been $0.88 and $0.85, respectively, for the quarter ended December 31, 2000.

The Company instituted a new bonus plan effective January 1, 2001. Under the new bonus plan, a substantial majority of employee bonuses are paid from a pool, the size of which is determined by the Company's pre-bonus income before income taxes. Consistent with the new plan, the portion of subject bonuses accrued each quarter is based on the percentage of targeted pre-bonus income before income taxes achieved in that quarter. In 2000 and prior years, there was no such company-wide bonus plan overlay; as a result, in prior years, estimated annual incentive bonuses were generally accrued evenly throughout the year. The new bonus plan benefited income (loss) before income taxes by approximately \$8,169, \$5,970, \$3,485 and \$1,686 in the first, second, third and fourth quarters of 2001, respectively.

In the quarter ended December 31, 2000, the Company recorded approximately \$3,700 less bonus expense than the average of the bonus expense recorded for each of the previous three quarters of 2000. Bonus expense for the full year 2000 reflects the actual expected bonus payments based on the level of achievement of financial targets as set forth in the Company's compensation plans for certain management level personnel.

NOTE 21. SUBSEQUENT EVENT

Effective March 1, 2002, the Company sold two retail-related businesses to an affiliate of Faison Enterprises (the "Faison Sale"). These businesses are engaged primarily in the development of retail centers and the management and leasing of regional malls and were acquired in 1998 as part of the Faison Acquisition. The Company continues to provide leasing and management services of non-retail assets and certain retail projects under contracts acquired in connection with the Faison Acquisition. The Company retained the net working capital in the transferred businesses and carried interests in certain development projects and otherwise received nominal consideration upon completion of the transaction. The Faison Sale was motivated by changes in the Company's overall retail strategy, current period operating losses incurred in these businesses, and declining forecasts for future operations of these businesses (primarily due to the downturn in the real estate investment market and continuing consolidation of regional mall ownership into REITs, which tend to self-manage their properties).

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

The Common Stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "TCC." At March 15, 2002, 35,794,130 shares were held by approximately 482 stockholders of record. The following table sets forth the high and low sales prices per share of Common Stock as reported on the NYSE Composite Transaction Tape on a quarterly basis for the last two fiscal years.

	High	Low
2000		
First Quarter	$13.19	$10.56
Second Quarter	$13.44	$10.50
Third Quarter	$15.31	$10.31
Fourth Quarter	$15.00	$11.19
2001		
First Quarter	**$14.00**	**$10.90**
Second Quarter	**$12.17**	**$ 9.30**
Third Quarter	**$11.45**	**$ 8.60**
Fourth Quarter	**$11.75**	**$ 9.30**

The Company does not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of the Company's indebtedness. Provisions in agreements governing the Company's long-term indebtedness limit the amount of dividends that the Company may pay to its stockholders. See *Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.*

In November 1999, the Company announced that its Board of Directors had approved a stock repurchase program. The repurchase program authorized the repurchase of up to $10.0 million of the Company's common stock from time to time in open market purchases or through privately negotiated transactions. Under this program, which has been concluded, the Company repurchased 830,700 shares at an average cost of $11.57 per share with funds generated from operations and existing cash. The Company placed the repurchased shares in treasury. In May 2001, the Company announced that its Board of Directors had approved another stock repurchase program. The repurchase program authorized the repurchase of up to $15.0 million of the Company's common stock from time to time in open market purchases or through privately negotiated transactions. Through December 31, 2001, the Company had repurchased 459,500 shares at an average cost of $10.11 per share with funds generated from operations and existing cash. The Company placed the repurchased shares in treasury. The Company has reissued shares (and expects to reissue additional shares) in connection with the Company's employee stock purchase plan and option exercises or restricted stock grants under the Company's long-term incentive plan and other equity-based incentive plans, as well as for other corporate purposes.

FORM 10-K AND OTHER INVESTOR INFORMATION
Request a copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission by calling (214) 863-3000 or by writing to Investor Relations, Trammell Crow Company, 2001 Ross Avenue, Suite 3400, Dallas, Texas 75201

ANNUAL MEETING
The Annual Shareholders Meeting will be held on Friday, May 24, 2002, at 1 p.m. Central Time, at the Dallas Museum of Art in the Horchow Auditorium, 1717 N. Harwood Street, Dallas, Texas 75201.

INDEPENDENT AUDITORS
Ernst & Young LLP, 2121 San Jacinto Street, Suite 1500, Dallas, Texas 75201

CORPORATE COUNSEL
Vinson & Elkins L.L.P., 2001 Ross Avenue, Suite 3700, Dallas, Texas 75201

TRANSFER AGENT AND REGISTRAR
Chase Mellon Shareholders Services, 85 Challenger Road, Ridgefield Park, New Jersey 07660

Robert Abberger
Dorcey Abshier
Jamil Alam
Charles Anderson
Gregory Armstrong
Ken Baer
Thomas Bak
Steve Belcher
Michael Bennan
Brant Bernet
Daniel Bess
Peter Best
John Billingsley
Pryor Blackwell
Scott Bodin
Barbara Bower
John Boyle
James Bracco
Steven Bradford
Harold Breedlove
Mike Brown
Jon Burger
Joseph Callanan
Plack Carr
James Casey
Steve Cataldo
Bob Chagares
Tyrone Chilcote
Mark Clayton
Tony Click
Richard Cober
Richard Coe
Jeffrey Cole
Woody Coley
William Concannon
Gregory Crum
Alex Darragh
Richard Davis
Robert DeLaney
Diane Paddison
John Dillingham
Davis Drumheller
Michael Duffy
Paul Ellis
Karen Ellzey
Stan Erwin
Richard Fahey
Joe Fallon
Peter Farnum
Mark Fewin
Thomas Finan
Ken Foley
Tom Fourre
Shaun Frankfurt
Barry Gabel
Arlin Gaffner
Patrick Gallagher
Steve Gassaway
Andrew Genova
Grayson Gill, Jr.
Sam Gillespie
Dean Givas
Jeff Goggins
Donald Goldstein
Douglas Gordon
Richard Graham
Curt Grantham
Gregory Green
William Grillo
Jim Groch
Jeff Hardy
Alan Hassenflu
James Hayden
Patrick Henry
Steve Henry
Becky Heston
Patrick Hicks
Brian Hines
Eric Hinkelman
Christy Hock
Jeffrey Holcomb
John Holland
Howard Horowitz
Eileen Howell
Michael Hubbard
Dan Hudson
Robert James
Todd Johnsen
Henry Johnson
Jimmy Johnson
Kathryn Johnson
Kirk Johnson
Tony Kepano
Mark Keschl
Matt Khourie
James Kilberg
Chris Kirk
Terry Kittleson
Ann Klein
Scott Krikorian
Mike Lafitte
George Laigaie
Bill Lamberth
Greg Latran
Tom Leiser
Peter Livaditis
Ken Loeber
Philip Lombardo
Tony Long
Edward Lyons
John Maher
Jim Mahoney
James Matoushek
Jim McCaffrey
Derek McClain
Martin McFarland
Joseph McGorrey
Patricia McHenry
Charlie McLaughlin
Zita McLean
Tom McNearney
James Millard
Edward Morgan
Bob Murphy
Darrell Murray
Michael Nalley
Bret Nave
David Nazaryk
Chris Nelson
Matt Nickels, III
Dave Noble
John Nolen
Charles O'Connor
Kathleen O'Connor
Kevin O'Neil
Bert Orr
Jack Parker
Martin Peck
Jim Perry
David Petersen
Sven Pole
Phil Puckett
Joel Pustmueller
Richard Putnam
David Ray
James Ricker
Chris Riley
Greg Roberson
Chris Roth
Robert Ruth
William Ryan
Arthur Santry
Michael Scimo
David Sears
Catherine Seiersen
Stephen Shelesky
Michael Shelly
Jeffrey Sherman
Mike Skeeters
Robert Sklow
Thomas Sklow
Tuck Spaulding
Ann Sperling
Lisa St. John
Joseph Stettinius, Jr.
John Stirek
Bob Sulentic
Mike Swain
Rusty Tamlyn
James Tansey, Jr.
Sean Teague
Don Thompson
David Tipple
Paul Torosian
Wit Truitt
Ralph Valliere
Denton Walker, III
Jim Wells
Steven Wells
Matt Werner
John Whitaker
Kevin Wilkerson
Don Williams
George Williams
Jim Wilson
Susan Wojciechowski
Chris Wood
Linda Young

BOARD OF DIRECTORS




J. McDonald Williams
Chairman
Trammell Crow Company

Robert E. Sulentic
President and CEO
Trammell Crow Company




H. Pryor Blackwell
President, Development
and Investment
Trammell Crow Company

William F. Concannon
President, Global Services
Trammell Crow Company




James R. Erwin
Past Vice Chairman
Bank of America

Henry J. Faison
Chairman
Faison Enterprises




Curtis F. Feeny
Managing Director
Voyager Capital

Jeffrey M. Heller
Past Vice Chairman
EDS




Rebecca A. McDonald
President
Houston Museum
of Natural Science

Rowland T. Moriarty
President and CEO
Cubex Corporation

EXECUTIVE COMMITTEE

Includes H. Pryor Blackwell, William F. Concannon, Robert E. Sulentic and the following executives.



Charles A. Anderson
Executive Director,
Development and Investment –
West Region



James R. Groch
President, Strategy and
Corporate Development



Derek R. McClain
Chief Financial Officer



T. Christopher Roth
Executive Director,
Development and Investment –
East Region



John A. Stirek
Chief Operating Officer,
Global Services

Trammell Crow Company

2001 ROSS AVENUE SUITE 3400
DALLAS TEXAS 75201
214 863 3000
WWW.TRAMMELLCROW.COM